<u>UNITED STATES</u>

<u>SECURITIES AND EXCHANGE COMMISSION</u>

100 F Street, NE

Washington, D.C. 20549

<u>PERIODIC REPORT</u>

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

**For the fiscal quarter ended March 31, 2022**
**INTER-AMERICAN DEVELOPMENT BANK (the "Bank")**
**Washington, D.C. 20577**

(1)     Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2)     Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of March 31, 2022, of the Bank's ordinary capital.

(3)     Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

**Sales by the Inter-American Development Bank
of its Ordinary Capital Primary Obligations**

| Borrowing Currency | Borrowing Amount | Coupon (%) | Issue Price (%) | Issue Date | Maturity Date |
|---|---|---|---|---|---|
| USD | 3,500,000,000 | 1.50 | 99.751 | 13-Jan-2022 | 13-Jan-2027 |
| AUD | 250,000,000 | 2.50 | 102.826 | 31-Jan-2022 | 14-Apr-2027 |
| USD | 100,000,000 | Floating Rate | 100.093 | 31-Jan-2022 | 16-Sep-2026 |
| AUD | 180,000,000 | 2.31 | 100.00 | 4-Feb-2022 | 4-Feb-2032 |
| USD | 100,000,000 | Floating Rate | 100.093 | 7-Feb-2022 | 16-Sep-2026 |
| GBP | 100,000,000 | 1.375 | 100.274 | 8-Feb-2022 | 15-Dec-2024 |
| AUD | 120,000,000 | 2.49 | 100.00 | 9-Feb-2022 | 9-Feb-2032 |
| AUD | 50,000,000 | 0.85 | 100.00 | 10-Feb-2022 | 10-Aug-2023 |
| AUD | 16,000,000 | 2.56 | 100.00 | 10-Feb-2022 | 10-Feb-2037 |
| USD | 25,000,000 | 1.40 | 100.00 | 10-Feb-2022 | 10-Feb-2025 |
| COP | 4,000,000,000 | Floating Rate | 100.00 | 11-Feb-2022 | 15-May-2035 |
| USD | 1,000,000,000 | Floating Rate | 100.00 | 15-Feb-2022 | 15-Feb-2029 |
| NZD | 400,000,000 | 3.00 | 99.778949 | 23-Feb-2022 | 23-Feb-2027 |
| USD | 25,000,000 | 1.78 | 100.00 | 14-Mar-2022 | 12-Mar-2027 |
| USD | 100,000,000 | Floating Rate | 100.06914 | 21-Mar-2022 | 15-Feb-2029 |
| AUD | 60,000,000 | 2.80 | 100.00 | 22-Mar-2022 | 22-Mar-2032 |
| AUD | 300,000,000 | 2.70 | 99.875 | 22-Mar-2022 | 29-Jan-2026 |
| AUD | 20,000,000 | 3.29 | 102.1007 | 29-Mar-2022 | 28-June-2032 |

# Inter-American Development Bank

# Ordinary Capital



## Management's Discussion and Analysis

## and

## Condensed Quarterly Financial Statements

## March 31, 2022

## (Unaudited)

# TABLE OF CONTENTS

# MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2022

## INTRODUCTION

The primary activities of the Inter-American Development Bank (Bank or IDB) are conducted through the Ordinary Capital, which was supplemented by the Fund for Special Operations (FSO, inactive), and the IDB Grant Facility (GRF). Unless otherwise stated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Bank's Ordinary Capital. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the three months of the current year are not necessarily indicative of the results that may be expected for the full year.

This document should be read in conjunction with the Bank's Information Statement dated February 25, 2022, which includes the Ordinary Capital financial statements for the year ended December 31, 2021. The Bank undertakes no obligation to update any forward-looking statements.

## FINANCIAL STATEMENT REPORTING

The financial statements are prepared in accordance with U.S. GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant estimates it uses to present the financial results in accordance with GAAP are: the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for credit losses on developmental assets, and the determination of the benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and net periodic benefit cost associated with these plans. These estimates involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration[1] swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank intends to hold these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from Operating Income[2]. Therefore, Net fair value adjustments on non-trading portfolios and foreign currency transactions are reported separately in the Statement of Income and Retained Earnings.

### COVID-19 and the Russian war on Ukraine
The global outbreak of SARS-CoV-2 (also referred to as COVID-19) disrupted economic activity on a global scale and created significant volatility in financial markets. The Russian war on Ukraine is an additional source of concern both for its immediate social and humanitarian implications as well as for its downstream effects on social and economic development. Continued economic recovery depends critically on whether further containment measures are required in response to the evolution of the pandemic, the effects of anticipated global tightening of monetary policy and on the path towards financial and economic normalization chosen by the countries in the region. After the initial steep fall in economic activity, mitigated by the fiscal and monetary reaction, the region bounced back more strongly than expected in 2021. Growth was expected to wane in 2022 while the Russian war on Ukraine increased commodity prices but decreased global growth prospects, particularly in Europe. Management will continue to monitor the situation and reassess our credit provisioning estimates, as necessary. There has

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(1) In order to manage the sensitivity to changes in interest rates, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

(2) Reference to captions in the financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

been no negative impact from commodity price volatility to our pension plan assets given their limited exposure. We have no market exposure to commodity prices in our investment or derivatives portfolios.

The Bank remains the main source of multilateral lending to countries in Latin America and the Caribbean and intends to continue to support its borrowing member countries and private sector clients to help finance the response to COVID-19 and mitigate the effects of the Russian war on Ukraine. Management expects Bank approvals and disbursements during 2022 to exceed $13 billion and $10 billion, respectively.

From a financial standpoint, Bank policies require Management to balance equity accumulation and growth of (risk weighted) assets through its long-term financial plan. The Bank has built capital buffers to absorb downward shocks stemming from rating downgrades and market volatility events and assesses financial resiliency regularly through stress testing. All internal and external capital and liquidity metrics remain within their respective financial and risk management policy thresholds.

In addition to financial support, IDB continues to leverage its global network of donors and partners to support the member countries in sourcing medical supply, share and curate knowledge around COVID-19 and response measures, as well as provide financial services to our clients in a timely manner.

Since the introduction of mandatory telework at the IDB in March 2020, due to the COVID 19 pandemic, no meaningful business disruption incidents were recorded and Board and Management Committee meetings have continued to operate uninterrupted and meet regularly to coordinate the work program.

The Bank's Return to the Office Framework (RTO) assists in managing the return of employees to our facilities and to respond to differing situations that may be encountered as a result of the pandemic crisis.

An Update to the RTO Framework was undertaken in October 2021 in order to address the evolving nature of the situation and the developments in medical insights, public health guidance, and availability of vaccines. The RTO employs a progressive, gradual reopening approach, via Modules, to support business continuity while minimizing risks for the Bank's employees, and is driven on an office-by-office basis. There is "no one size fits all" solution and each of the Bank's country offices will operate in the Modules based on relevant inputs such as local health conditions. On July 1, 2021, the Bank started the return to office for its Headquarters in Washington, D.C. under Module 1 (up to 10% capacity), and started Module 3 on April 22, 2022 (up to 50% capacity).

Given the teleworking status, the Bank has seen an increase in cybersecurity risks and phishing attacks, which have been effectively mitigated because of past investments in security, remote access, end-point protection, and cloud technologies, as well as strengthened operational risk management plans. Management continues to invest in preventive and detective technologies as well as in employee awareness to ensure high standards for cybersecurity.

## Resolution approved by the Board of Governors (BoG) in March 2022

At the 2022 annual meeting of the Board of Governors, the Bank presented the findings of the analytical work requested by the Governors at the 2021 BoG meeting. Among others, the analytical work highlighted the challenges for the region, including poverty, inequality, inadequate social protection and low economic growth, the need for a greater focus on climate change, commitment to gender equity, diversity and inclusion, as well as the adverse impacts of COVID-19 that aggravated deep-seated structural problems.

Given the dire socio-economic crisis facing Latin America and the Caribbean, and the findings of the analytic work, it is desirable to expand on the findings and reforms outlined in the analytical work, with a particular focus on development effectiveness, implementation of ambitious country-owned reforms, and support for the private sector, climate, and social agenda. To achieve that, the Board of Governors adopted a resolution mandating the IDB Board of Executive Directors to direct the Bank's Management to prepare a report advancing the operational and institutional reforms outlined in the analytic work, including plans for implementation and the obstacles and enablers for implementation, with a specific focus on: (a) improving IDB's development effectiveness, with particular focus on addressing structural challenges, as well as the impacts of the COVID-19 pandemic; (b) assessing options for balance sheet

optimization to further strengthen IDB's resilience to external shocks and maximize resources available for development-related financing; (c) reviewing IDB's current lending instruments, including the ways for strengthening policy-based lending; (d) reviewing IDB's country classification categories, while considering that the IDB relies on a cooperative model; (e) enhancing the IDB's climate, green finance and biodiversity ambitions; (f) addressing the development needs of populations in fragile, conflict and violence-affected, and vulnerable situations, and small island developing states, consistent with IDB policies; and (g) comprehensively addressing poverty, inequality of income and opportunities, reducing informality in the labor markets, and developing social protection, health and education, while promoting resource mobilization, including of domestic resources, gender and diversity ambitions, and inclusion.

The report shall be delivered to the Bank's Board of Executive Directors no later than September 30, 2022, for its review, consideration, and recommendations to the Committee of the Board of Governors.

## Accounting Developments

For a description of new accounting developments, see Note B – Summary of Significant Accounting Policies under "Notes to the Condensed Quarterly Financial Statements" section.

# FINANCIAL HIGHLIGHTS

**Box 1** presents selected financial data for the three months ended March 31, 2022 and 2021, as well as for the year ended December 31, 2021.

## BOX 1: SELECTED FINANCIAL DATA

*(Amounts expressed in millions of United States dollars)*

| | Three months ended March 31, | | Year ended December 31, |
|---|---|---|---|
| | **2022** | 2021 | 2021 |
| **Operational Highlights** | | | |
| Approved developmental assets | $ **1,918** | $ 888 | $ 14,535 |
|   Loans and guarantees[(1)] | **1,892** | 888 | 14,186 |
|   Debt securities | **26** | - | 349 |
| Undisbursed portion of approved developmental assets[(2)] | **29,457** | 28,861 | 30,018 |
| Gross disbursements of developmental assets | **2,172** | 1,713 | 12,512 |
| Net disbursements of developmental assets[(3)] | **700** | 209 | 5,162 |
| **Balance Sheet Data** | | | |
| Investments, after swaps[(4)] | $ **37,471** | $ 39,755 | $ 38,653 |
| Developmental Assets | | | |
|   Loans outstanding[(5)] | **109,392** | 103,771 | 108,943 |
|   Debt securities | **697** | 366 | 435 |
|   Allowance for credit losses | **441** | 447 | 449 |
| Total assets[(6)] | **150,268** | 150,151 | 151,752 |
| Borrowings outstanding, after swaps | **113,443** | 109,948 | 114,410 |
| Equity | **35,236** | 34,209 | 35,086 |
| **Income Statement Data** | | | |
| **Operating Income[(7)(9)]** | $ **144** | $ 265 | $ 812 |
| Net fair value adjustments on non-trading portfolios and foreign currency transactions[(8)] | **172** | 536 | 402 |
| Other components of net pension benefit costs | **6** | (13) | (37) |
| Board of Governors approved transfers | **(172)** | (92) | (92) |
| Net income | **150** | 696 | 1,085 |
| Comprehensive income | **301** | 683 | 1,563 |
| **Ratios** | | | |
| Total debt[(9)] to equity[(10)] ratio | **3.2** | 3.2 | 3.3 |
| Total assets to equity[(6)(10)] ratio | **4.3** | 4.3 | 4.3 |
| Cash and investments as a percentage of borrowings outstanding, after swaps | **33.4%** | 36.6% | 34.9% |
| Cost to income ratio[(11)] | **36.2%** | 36.0% | 40.7% |
| Return on equity ratio[(12)] | **2.0%** | 1.9% | 2.4% |
| Return on assets ratio[(13)] | **0.5%** | 0.4% | 0.5% |

(1) Excludes guarantees issued under the Trade Finance Facilitation Program, NSG loan participations and exposure exchange agreements.
(2) Includes undisbursed balance for loans and debt securities, see **Table 1.**
(3) Includes gross loan disbursements and debt securities purchased, less loan principal repayments (and prepayments) and collection of debt securities.
(4) Includes accrued interest.
(5) Excludes lending swaps in a net asset position of $1,321 million as of March 31, 2022 (2021 - $602 million in a net asset position) and $782 million in a net asset position as of December 31, 2021.
(6) Effective December 31, 2021, the presentation of derivative instruments on the Balance Sheet was changed to the standard market practice of netting derivative asset and liability positions, as well as the related cash collateral received by counterparty, including the related accrued interest. Total assets and Total assets to equity ratio for March 2021 were adjusted to conform to the current presentation.
(7) See page **12** for a full discussion of Operating Income.
(8) Net fair value adjustments mostly relate to changes in the fair value of lending and equity duration swaps due to the increase in USD interest rates. Unrealized gain or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments maturity approach and their fair values converge with their costs.
(9) Borrowings (after swaps) and guarantee exposure.
(10) See page **9**, sources of funds section, for a definition of "Total Equity".
(11) Four year rolling average of Administrative expenses, excluding pension service costs, divided by four year rolling average of Total income, excluding Investments - net gains (losses) and net of Borrowing expenses.
(12) Twelve months rolling operating income divided by average equity.
(13) Twelve months rolling operating income divided by average total assets.

## Developmental Assets

*Developmental assets operations:* A summary of the developmental assets approved, as well as the undisbursed portion of developmental assets approved, during the three months period ended March 31, 2022 and 2021 appears in **Table 1**.

### TABLE 1: DEVELOPMENTAL ASSETS APPROVALS
*(Amounts expressed in millions of United States dollars)*

| | 2022 | | | | 2021 | | | |
| | | Concessional | | | | Concessional | | |
| | SG | SG | NSG[1] | Total | SG | SG | NSG[1] | Total |
|---|---|---|---|---|---|---|---|---|
| **Loans** | | | | | | | | |
| Number | 11 | - | 30 | 41 | 11 | - | 6 | 17 |
| Amount | $ 1,476 | $ - | $ 216 | $ 1,692 | $ 778 | $ - | $ 45 | $ 823 |
| **Guarantees** | | | | | | | | |
| Number | 1 | - | - | 1 | 2 | - | - | 2 |
| Amount | $ 200 | $ - | $ - | $ 200 | $ 65 | $ - | $ - | $ 65 |
| **Debt securities** | | | | | | | | |
| Number | - | - | - | - | - | - | - | - |
| Amount | $ - | $ - | $ 26 | $ 26 | $ - | $ - | $ - | $ - |
| **Total** | $ 1,676 | $ - | $ 242 | $ 1,918 | $ 843 | $ - | $ 45 | $ 888 |
| | | | | | | | | |
| Undisbursed balance | $ 28,080 | $ 449 | $ 928 | $ 29,457 | $ 26,908 | $ 635 | $ 1,318 | $ 28,861 |
| Related to Signed loans | $ 20,074 | $ 394 | $ 423 | $ 20,891 | $ 21,418 | $ 567 | $ 706 | $ 22,691 |
| Signed debt securities | $ - | $ - | $ 37 | $ 37 | $ - | $ - | $ - | $ - |

(1) There was one loan for $22 million originated by IIC and co-financed by the Bank (2021 – none).

**Table 2** presents the sovereign (SG) and non-sovereign-guaranteed (NSG) loans and guarantees portfolios as of March 31, 2022 and December 31, 2021.

### TABLE 2: OUTSTANDING LOANS AND GUARANTEES
*(Expressed in millions of United States dollars)*

| | 2022 | 2021 |
|---|---|---|
| Sovereign Loans | $ 104,689 | $ 104,220 |
| Sovereign Guarantees | 383 | 352 |
| Sovereign Portfolio | 105,072 | 104,572 |
| Non-Sovereign Loans | 4,646 | 4,666 |
| Non-Sovereign Guarantees | 334 | 329 |
| Non-Sovereign Portfolio | 4,980 | 4,995 |
| Total Loans & Guarantees Outstanding | $ 110,052 | $ 109,567 |
| NSG Portfolio as a percentage of total loans and guarantees | 4.5% | 4.6% |

For 2022 and 2021, the approved lending spread and credit commission for the Bank's non-concessional sovereign-guaranteed loans is 0.90% and 0.50%. No supervision and inspection fees have been applied for said periods.

The concessional funded portions of blended loans are bullet loans with 40-year maturities, and with an interest rate of 0.25%.

*Conversion to the Secured Overnight Financing Rate (SOFR):* In alignment with the ongoing global IBOR benchmark reform and following a multi-year roadmap, the Bank achieved critical milestones in 2021 with respect to borrowers' communication, operational and system readiness, and strategy for transitioning the balance sheet. The Bank is ready to execute the transition from LIBOR and operate under the new benchmarks during 2022.

As of March 31, 2022, a total of 374 SG loans with an outstanding balance of $19 billion has been converted to SOFR.

*Debt Securities:* As of March 31, 2022 debt securities outstanding amounted $697 million (2021 - $435 million).

During 2022, the Bank purchased four developmental related debt securities with an outstanding balance of $222  million (2021 – two purchases of $86 million).

*Allowance for credit losses on developmental assets and guarantees outstanding:* The allowance for credit losses on developmental assets and guarantees outstanding amounted to $473 million at March 31, 2022, compared to $487 million at December 31, 2021. The decrease of $14 million is due to a decrease in the allowance of the individually assessed NSG portfolio of $26 million, mainly due to the sale of an individually assessed loan; partially offset by an increase in the collective allowance of the NSG developmental assets of $10 million, as well as an increase in the allowance of the SG loan portfolio of $2 million.

The Bank had individually assessed NSG loans with outstanding balances of $216 million at March 31, 2022, compared to $339 million at December 31, 2021. As of March 31, 2022, the allowances for credit losses on individually assessed NSG and SG loans were $134 million and $78 million, respectively, compared to $160 million for NSG and $77 million for SG loans at December 31, 2021. The percentage of the NSG allowance for credit losses on individually assessed loans was 62% as of March 31, 2022 and 47% as of December 31, 2021.

As of March 31, 2022, the total amount of Venezuela's sovereign-guaranteed operations in payment arrears amounted to $1,093 million, including interest, from which $981 million corresponds to arrearages of more than 180 days. Since 2018, all loans to Venezuela amounting to $2,011 million (unchanged from 2018), were placed in nonaccrual status. Interest income not recognized amounted to $13 million during the first three months of 2022 ($13 million as of March 31, 2021), and the related individually assessed allowance for credit losses was $78 million ($77 million as of December 31, 2021). There were no other sovereign-guaranteed loans over 180 days past due, or in nonaccrual status as of March 31, 2022 or December 31, 2021.

Under the IDB's guidelines on arrears, the Bank cannot undertake any lending activities in Venezuela until its arrears are cleared. As a matter of policy, the Bank does not reschedule SG loans outside of the options allowed under the Flexible Financing Facility. Venezuela became a shareholder of the IDB when the institution was founded in 1959, and has reiterated its commitment to the Bank and its intention to undertake payments. The Bank expects to collect all amounts due, including interest at the contractual interest rate for the period of delay, when the balances in arrears are restored to an accrual basis. As a result, the allowance recorded represents the estimated loss from the expected delay in debt service payments as the Bank does not charge interest on delayed interest payments. The assessment and estimation of credit loss is inherently judgmental and reflects Management's best estimate based upon the information currently available. Since the situation in Venezuela continues to evolve, Management will monitor its credit exposure periodically and reassess the credit loss estimate accordingly.

## Borrowing operations

During the first three months of 2022, the Bank issued bonds for a total face amount of $5,976 million (2021 – $7,745 million) that generated proceeds of $5,975 million (2021 – $7,745 million), representing decreases of $1,769 million and $1,770 million, respectively, compared to the same period last year. The average life of new issues was 5.5 years in 2022 (2021 – 7.9 years). The Bank expects that the borrowing program will be approximately $20 billion in 2022.

During 2022, the Bank continues to be rated Triple-A by the major credit rating agencies, and its outlook remains stable.

In 2021, the Bank started trading derivatives to manage the transition away from LIBOR and in particular basis exposure to the borrowers on SG loans. As of March 31, 2022, the Bank has converted swaps from LIBOR into SOFR for $13.8 billion and has also traded basis swaps LIBOR/SOFR for $18 billion.

The Bank has one outstanding LIBOR Floating-Rate Note (FRN) that resets during 2022. While the United Kingdom's Financial Conduct Authority (FCA) originally indicated that all LIBOR settings would cease to be published after December 31, 2021, that date was extended until June 30, 2023 for the most common USD LIBOR tenors (overnight, 1-month, 3-month, 6-month and 12-month USD LIBOR). Due to this extension, the remaining Bank issuance that matures on July 15, 2022 for $1,500 million will reset before the relevant discontinuation date. Starting in January 2022, the Bank discontinued swapping bond issuances into LIBOR.

### Capacity Building, Asset Management and Advisory (CAsA) pilot program

During the first quarter of 2022, the Bank started operations under its new CAsA services pilot program. CAsA aims to help build or strengthen the asset management institutional capacity of central banks and official institutions in our borrowing member countries. To this end, CAsA provides a range of services that includes managing a portion of the institution's assets along with technical missions, fellowships and other training opportunities. The program follows the principle of cost recovery. Fees are based on the average value of the portfolio managed and are used to provide the entire range of services under the program. As of March 31, 2022, total assets managed under the CAsA program amounted to $200 million.

### Financial results

Operating income during the first three months of 2022 was $144 million, compared to $265 million for the same period last year, a decrease of $121 million. The decrease was mainly due to net investment losses and an increase in the provision for developmental assets credit losses, which were partially offset by an increase in net interest income and a decrease in net non-interest expense (See **Table 4**).

During the three months ended on March 31, 2022, the trading investments portfolio experienced net mark-to-market losses of $71 million, compared to $6 million gains during the three months ended March 31, 2021, mainly due to the mark-to-market impact of higher interest rates and wider credit spreads. The trading investments portfolio's net interest income, which excludes realized and unrealized investment gains and losses, added income of $7 million during the first three months of 2022, compared to $4 million during the same period in 2021.

The provision for credit losses on developmental assets was $7 million during the first three months of March 31, 2022, compared to a credit of $68 million for the same period last year. The increase was mainly in the collective allowance of the NSG portfolio, mostly due to worsening of the macroeconomic conditions observed during the first quarter of 2022.

The Bank had net fair value gains on non-trading portfolios and foreign currency transactions of $172 million for the three months ended March 31, 2022, compared to $536 million for the same period in 2021. Net fair value adjustments mostly relate to changes in the fair value of lending and equity duration swaps due to the increase in USD interest rates. Unrealized gain or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments maturities approach and their fair values converge with their costs.

### Transfers to the IDB Grant Facility

Income transfers from the Ordinary Capital to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they are considered based on actual disbursements and fund balance of the GRF. In March 2022, the Board of Governors approved income transfers from the Bank to the GRF amounting to $172 million (2021 – $92 million). Since 2011, the GRF has received income transfers totaling $1,382 million.

## CAPITAL ADEQUACY

The Bank's Capital Adequacy Policy (CAP) consists of a Capital Adequacy Policy mandate (Mandate) and regulations that determine capital requirements for credit and market risk in both its lending and treasury operations. The CAP also includes capital requirements for pension and operational risks. The Mandate, approved by the Board of Governors, requires the Bank to maintain its Triple-A foreign currency long-term issuer rating, and the establishment of capital buffers, specifically to assume financial risks in times of stress, while preserving the Bank's lending capacity.

The CAP allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans. Specific risk limits in terms of capital requirements for investments and derivatives are included that enable Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors. The Bank is operating within its policy limits.

## CONDENSED BALANCE SHEET

### Developmental assets
Developmental assets include loans, guarantees and debt securities. As of March 31, 2022 and December 31, 2021, approximately 95% of the outstanding developmental assets are sovereign-guaranteed.

*Loans*: The loan portfolio is the Bank's principal earning asset. As of March 31, 2022, the total volume of outstanding loans was $109,335 million, of which $4,945 million was under concessional terms, compared with $108,886 million and $4,934 million, respectively, as of December 31, 2021.

The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantees engaging the full faith and credit of the national government. The Bank also offers sovereign-guaranteed concessional lending through a blending of regular and concessional financing.

In addition, the Bank may make loans and guarantees directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in all sectors (subject to an exclusion list), provided they meet the Bank's lending criteria. The Bank also lends to other multilateral development institutions without sovereign guarantee.

NSG operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20% of the Bank's Total Equity[3]. From January 1, 2016 until December 31, 2022, NSG loans activities will continue to be originated by the IIC and cofinanced by the Bank and the IIC. Refer to the Transfers to the Inter-American Investment Corporation section for further information.

As of March 31, 2022 and December 31, 2021, 5% of the outstanding loans and guarantees exposure was for NSG loans. The NSG loan portfolio, including loans to other multilateral development institutions, totaled $4,980 million, compared to $4,995 million at December 31, 2021.

*Debt securities:* The Bank invests in debt securities to further its developmental objectives, mainly co-financing with the Inter-American Investment Corporation (IIC). In general, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. For debt securities where the Bank does not have the intent to hold the securities to maturity, the Bank elects the fair value option. As of March 31, 2022, debt securities outstanding amounted to $697 million (2021 – $435 million).

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[3]  As of March 31, 2022, the date of the latest quarterly Financial Risk report to the Board of Executive Directors, the risk capital requirements NSG operations was $1,600 million, or 4.5% of the Bank's Total Equity.

## Investment Portfolio
The Bank's investment portfolio is comprised of highly-rated securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs as determined in the Bank's liquidity policy.

## Borrowing Portfolio
The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, at March 31, 2022 decreased $967 million compared with December 31, 2021, primarily due to a higher amount of maturities ($7,354 million) than new borrowings ($5,975 million).

## Equity
Equity at March 31, 2022 was $35,236 million, an increase of $150 million from December 31, 2021, mainly due to a $133 million gain related to the Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk, Net income of $150 million for the first three months of the year, and $18 million amortization of net actuarial losses and prior service credit on pension plans; offset by $150 million distribution to the Bank's shareholders for concurrent contribution to the IIC on behalf of the Bank's shareholders recorded as a dividend.

The Debt-to-Equity ratio uses gross debt, as opposed to net debt, to facilitate its comparability with other MDBs. "Total Equity" (utilized as the denominator within the Debt-to-Equity ratio) is defined as Paid-in capital stock and Additional paid-in capital, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings, minus borrowing countries' local currency cash balances, and accumulated other comprehensive income. The Debt-to-Equity ratio has a maximum limit, whereby the Bank cannot exceed 4.0x of equity. Table 3 presents the composition of the Debt-to-Equity ratio as of March 31, 2022 and December 31, 2021. The ratio decreased from 3.3 to 3.2 mainly resulting from lower borrowings outstanding, after swaps.

## TABLE 3: TOTAL DEBT-TO-EQUITY RATIO
*(Amounts expressed in millions of United States dollars)*

|  | March 31, 2022 | December 31, 2021 |
|---|---|---|
| Borrowings outstanding after swaps and guarantee exposure | $ 113,827 | $ 114,613 |
| **Equity** | | |
| Paid-in capital stock | 11,854 | 11,854 |
| Less: Receivable from members | 804 | 803 |
| Retained earnings: | | |
| General reserve | 21,621 | 21,470 |
| Special reserve | 2,565 | 2,565 |
|  | 35,236 | 35,086 |
| **Minus:** | | |
| Borrowing countries' local currency cash balances | 191 | 179 |
| Accumulated other comprehensive income | 8 | (143) |
| **Total Equity** | $ 35,037 | $ 35,050 |
| **Total Debt-to-Equity Ratio** | 3.2 | 3.3 |

## Transfers to the Inter-American Investment Corporation
NSG activities will continue to be originated by the IIC and co-financed by the Bank and the IIC until December 31, 2022. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective share of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes and monitors the Bank's NSG loans portfolio.

The IIC's capitalization plan includes capital to be contributed by the IIC shareholders as well as capital contributions to be funded through income distributions by IDB to its shareholders and immediate contribution to the IIC. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of

Governors' approval, which shall take into account the continued maintenance of the Bank's Triple A long term foreign currency credit rating, the CAP, the preservation of the sovereign guaranteed lending envelope consistent with the Bank's 9th General Capital Increase, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In March 2022, the Board of Governors approved a $150 million (2021 - $150 million) distribution to the Bank's shareholders for concurrent contribution to the IIC on behalf of the Bank's shareholders, that has been recorded as Distributions on behalf of shareholders in the Condensed Statement of Income and Retained Earnings. Since 2018, the IIC has received dividends totaling $510 million.

## RESULTS OF OPERATIONS

**Table 4** shows a breakdown of Operating Income. For the three months ended March 31, 2022, Operating Income was $144 million compared to $265 million for the same period last year, a decrease of $121 million. The decrease was mainly due to net investment losses and an increase in the provision for developmental assets credit losses, which were partially offset by an increase in net interest income and a decrease in net non-interest expense.

### TABLE 4: OPERATING INCOME
*(Expressed in millions of United States dollars)*

|  | Three months ended March 31, | | |
|---|---|---|---|
|  | 2022 | 2021 | 2022 vs 2021 |
| Loan interest income[1] | $ 526 | $ 506 | $ 20 |
| Investment interest income[1] | 39 | 32 | 7 |
| Other interest income | 20 | - | 20 |
|  | 585 | 538 | 47 |
| **Less:** |  |  |  |
| Borrowing expenses[1] | 182 | 164 | 18 |
| Net interest income | 403 | 374 | 29 |
|  |  |  |  |
| Other loan income | 25 | 31 | (6) |
| Net investment gains (losses) | (71) | 6 | (77) |
|  |  |  |  |
| **Other expenses:** |  |  |  |
| Provision (Credit) for developmental assets credit losses | 7 | (68) | 75 |
| Net non-interest expense | 206 | 214 | (8) |
| Total | 213 | 146 | 67 |
| **Operating Income** | $ 144 | $ 265 | $ (121) |

(1)    Amounts on an after swap basis.

The Bank had net interest income of $403 million during the first three months of 2022, compared to $374 million for the same period last year. The increase of $29 million was mainly due to an increase in the gains related to equity duration swaps and a larger loan portfolio.

Figure below shows the Bank's net interest income during the first three months of the last three years.

**FINANCIAL RESULTS – NET INTEREST INCOME**
**For the quarters ended March 31, 2020 through 2022**

*(Expressed in millions of United States dollars)*



The Bank is exposed to two potential sources of interest rate risk. The first is the exposure to changes in the net spread between the rate earned on assets and the cost of borrowings that fund those assets. The second is the exposure to changes in the income earned on the portion of the assets funded with equity.

The Bank mitigates its exposure to net spread changes through either a cost pass-through formulation, calculated on an actual or estimated basis, incorporated in the lending rates charged, or hedges of related interest rate exposures. The Bank's policy of setting its lending rate on its SG non-concessional loans as a cost pass-through plus a variable lending spread, largely immunizes it from the volatility associated with the underlying cost of funding which is primarily based on 3-month USD LIBOR and SOFR. The Bank's net interest income is driven primarily by the lending spread the Bank charges on all its SG loans and the income earned on equity funded assets. The lending spread is normally reviewed annually, and when this spread resets it applies to the entire SG lending portfolio, not just to the new loans approved in that year. Secondly, changes in market interest rates will result in changes in Net Interest Income as the balance sheet has certain residual interest income sensitivity to USD LIBOR changes, since the Bank's equity is partially funding LIBOR and SOFR based SG Loans.

During 2021, the Bank started changing the way it achieves the target duration of equity to minimize the impact of changes in short term rates, LIBOR or SOFR, on net interest income. The Bank continues to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, utilizing equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years, but it will be achieved with a smoother profile that will stabilize and reduce net interest income volatility.

Net mark-to-market investment losses amounted to $71 million, compared to $6 million gains for the same period in 2021, mainly due to the mark-to-market impact of higher interest rates and wider credit spreads.

The provision for credit losses on developmental assets was $7 million during the first three months of 2022, compared to a credit of $68 million for the same period last year. The increase was mainly in the collective allowance of the NSG portfolio, mostly due to worsening of the macroeconomic conditions observed during the first quarter of 2022.

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the three months ended March 31, 2022 and 2021, and the year ended December 31, 2021 are shown in **Table 5.**

**TABLE 5: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS**
*(Amounts expressed in millions of United States dollars)*

|  | Three months ended March 31, 2022 | | Three months ended March 31, 2021 | | Year ended December 31, 2021 | |
|---|---|---|---|---|---|---|
|  | Average Balance | Return/ Cost % | Average Balance | Return/ Cost % | Average Balance | Return/ Cost % |
| Loans[1] | $  109,641 | 1.94 | $  104,822 | 1.96 | $  105,695 | 1.95 |
| Liquid investments[2][3] | 37,695 | (0.36) | 40,608 | 0.38 | 41,424 | 0.26 |
| Total earning assets | $  147,336 | 1.35 | $  145,430 | 1.52 | $  147,119 | 1.47 |
| Borrowings | $  112,828 | 0.66 | $  110,308 | 0.60 | $  112,238 | 0.56 |
| Net interest margin[4] |  | 1.11 |  | 1.04 |  | 1.08 [5] |

(1) Excludes loan fees.
(2) Geometrically-linked time-weighted returns.
(3) Includes realized / unrealized gains and losses.
(4) Represents net interest income as a percent of average earnings assets, after swaps.
(5) In 2021, the Bank recognized a $57 million cumulative effect adjustment to defer net origination fees and costs for SG loans, and $30 million realized gains related to the unwinding of certain swaps for equity duration management purposes. Excluding these gains, the net interest margin would have been 1.03%.

## Core Operating Income (Non-GAAP Measure)

Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market gains and losses, as well as the provision for credit losses on developmental assets. **Table 6** displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

Management considers core operating income as a useful measure of the Bank's operations. Changes in core operating income are driven mainly by changes in the Bank's approved sovereign-guaranteed fees and the impact of changes in interest rates, as well as changes in net non-interest expense.

During 2022, core operating income changes have been mostly due to an increase in the gains related to equity duration swaps and a larger loan portfolio.

**TABLE 6: CORE OPERATING INCOME**
*(Expressed in millions of United States dollars)*

|  | Three months ended March 31, | | |
|---|---|---|---|
| Core Operating Income (Non-GAAP Measure) | 2022 | 2021 | 2022 vs 2021 |
| Operating Income (Reported) | $  144 | $  265 | $  (121) |
| Less: |  |  |  |
| Net investment gains (losses) | (71) | 6 | (77) |
| Add: |  |  |  |
| Provision (Credit) for developmental assets credit losses | 7 | (68) | 75 |
| Core operating income | $  222 | $  191 | $  31 |

# COMMITMENTS

## Guarantees

The Bank makes non-trade related guarantees with or without a sovereign counter-guarantee. In addition, the Bank provides credit guarantees without sovereign counter-guarantee for trade-finance transactions under its Trade Finance Facilitation Program.

## Contractual Obligations

The Bank's most significant contractual obligations relate to the repayment of borrowings. As of March 31, 2022, the weighted average maturity of the medium- and long-term borrowing portfolio, after swaps, was 3.71 years with contractual maturity dates through 2061.  In addition, the Bank has a number of other obligations to be settled in cash, including leases, undisbursed signed loans ($29,457 million at March 31, 2022), Short-term borrowings, payable for currency and interest rate swaps, Payable for investment securities purchased, Payable for cash collateral received, Due to IDB Grant Facility, and pension and postretirement benefit obligations.

## LIQUIDITY MANAGEMENT

**Table 7** shows a breakdown of the trading investments portfolio at March 31, 2022 and December 31, 2021, by major security class and its contractual maturity, on securities held at the end of the period.

### TABLE 7: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS AND MATURITY DATES
*(Expressed in millions of United States dollars)*

| Security Class | March 31, 2022 | | | | |
|---|---|---|---|---|---|
| | Maturity in in one year or less | one year to five years | six years to ten years | after ten years | Grand Total[1] |
| Obligations of the United States Government and its corporations and agencies | $ 381 | $ 839 | $ - | $ - | $ 1,220 |
| U.S. Government-sponsored enterprises | 32 | 114 | 61 | 44 | 251 |
| Obligations of non-U.S. governments | 7,031 | 386 | - | - | 7,417 |
| Obligations of non-U.S. agencies | 5,747 | 7,813 | 67 | - | 13,627 |
| Obligations of non-U.S. sub-sovereigns | 1,129 | 1,512 | 27 | - | 2,668 |
| Obligations of supranationals | 374 | 1,519 | 135 | - | 2,028 |
| Bank obligations | 6,143 | 2,608 | 75 | - | 8,826 |
| Corporate securities | 354 | 464 | - | - | 818 |
| Mortgage-backed securities | - | - | - | 2 | 2 |
| Asset-backed securities | - | - | - | 8 | 8 |
| Currency and interest rate swaps - investments-trading | 266 | 339 | 1 | - | 606 |
| Total trading investments | $ 21,457 | $ 15,594 | $ 366 | $ 54 | $ 37,471 |

(1)  Includes accrued interest of $94 million for trading investments and $(69) million for currency and interest rate swaps.

| | December 31, 2021 | | | | |
|---|---|---|---|---|---|
| Security Class | Maturity in in one year or less | one year to five years | six years to ten years | after ten years | Grand Total[1] |
| Obligations of the United States Government and its corporations and agencies | $ 347 | $ 1,708 | $ - | $ - | $ 2,055 |
| U.S. Government-sponsored enterprises | 48 | 123 | 48 | 21 | 240 |
| Obligations of non-U.S. governments | 8,147 | 336 | - | - | 8,483 |
| Obligations of non-U.S. agencies | 5,433 | 7,191 | - | - | 12,624 |
| Obligations of non-U.S. sub-sovereigns | 1,960 | 1,530 | - | - | 3,490 |
| Obligations of supranationals | 1,063 | 910 | - | - | 1,973 |
| Bank obligations | 7,056 | 1,919 | - | - | 8,975 |
| Corporate securities | 493 | 209 | - | - | 702 |
| Mortgage-backed securities | - | - | - | 2 | 2 |
| Asset-backed securities | - | - | - | 8 | 8 |
| Currency and interest rate swaps - investments-trading | 187 | (86) | - | - | 101 |
| Total trading investments | $ 24,734 | 13,840 | 48 | 31 | 38,653 |

(1) Includes accrued interest of $126 million for trading investments and $(102) million for currency and interest rate swaps.

## COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or derivatives counterparties. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, supranationals, banks and corporate entities, including asset-backed and mortgage-backed securities.

Table 8 provides details of the estimated current credit exposure of the Bank's investment and swap portfolios, net of collateral held, by counterparty rating category. As of March 31, 2022, the credit exposure amounted to $36,887 million, compared to $38,778 million as of December 31, 2021. The credit quality of the portfolios continues to be high, as 77.3% of the counterparties are rated AAA and AA, 13.1% or equivalent short-term ratings (A1+ and A1), 8.0% are rated A, and 1.6% are rated BBB or below, compared to 80.2%, 12.4%, 6.8% and 0.6%, respectively, at December 31, 2021.

## TABLE 8: CURRENT CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY[1]
*(Amounts expressed in millions of United States dollars)*

| Counterparty rating | March 31, 2022 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Investments | | | | Net Derivatives Exposure[3] | Total Exposure on Investments and Swaps | % of Total |
| | Governments and Agencies | Banks | Corporates | ABS and MBS | | | |
| A1+ | $ 4,200 | $ 623 | $ - | $ - | $ - | $ 4,823 | 13.1 |
| A1 | - | - | - | - | - | - | - |
| AAA | 11,697 | 1,123 | - | - | - | 12,820 | 34.7 |
| AA | 8,826 | 6,061 | 818 | - | 17 | 15,722 | 42.6 |
| A | 1,992 | 944 | - | - | 5 | 2,941 | 8.0 |
| BBB | 132 | - | - | 2 | - | 134 | 0.4 |
| BB | 364 | - | - | - | - | 364 | 1.0 |
| B | - | - | - | - | - | - | - |
| CCC | - | - | - | - | - | - | - |
| CC and below[2] | - | 75 | - | 8 | - | 83 | 0.2 |
| Total | $ 27,211 | $ 8,826 | $ 818 | $ 10 | $ 22 | $ 36,887 | 100.0 |

| Counterparty rating | December 31, 2021 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Investments | | | | Net Derivatives Exposure[3] | Total Exposure on Investments and Swaps | % of Total |
| | Governments and Agencies | Banks | Corporates | ABS and MBS | | | |
| A1+ | $ 4,276 | $ 480 | $ - | $ - | $ - | $ 4,756 | 12.3 |
| A1 | - | 43 | - | - | - | 43 | 0.1 |
| AAA | 11,599 | 1,130 | 20 | - | - | 12,749 | 32.9 |
| AA | 10,632 | 6,798 | 682 | 3 | 216 | 18,331 | 47.3 |
| A | 2,104 | 524 | - | - | 10 | 2,638 | 6.8 |
| BBB | 126 | - | - | 2 | - | 128 | 0.3 |
| BB | 128 | - | - | - | - | 128 | 0.3 |
| B | - | - | - | - | - | - | - |
| CCC | - | - | - | - | - | - | - |
| CC and below[2] | - | - | - | 5 | - | 5 | - |
| Total | $ 28,865 | $ 8,975 | $ 702 | $ 10 | $ 226 | $ 38,778 | 100.0 |

(1) Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e. 1-3), symbolic (i.e. +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term rating.
(2) Includes assets not currently rated.

## SUBSEQUENT AND OTHER DEVELOPMENTS

### Funded Status of Pension and Postretirement Benefit Plans (Plans)
The volatility in the equity and credit markets, as well as changes in interest rates and inflation rates, affect the funded status of the Plans. As of March 31, 2022, a decline in asset values was offset by a decrease in the Plans' liabilities, due to higher discount rates, when compared to December 31, 2021, and have resulted in an increase of the funded status of the Plans. Accordingly, as of March 31, 2022, and December 31, 2021, the Plans' assets represented approximately 93% and 90% of their benefit obligations, respectively. The Bank recognizes actuarial gains and losses on its Plans through comprehensive income at the end of each calendar year, when the Plans' liabilities are remeasured, as required by U.S. GAAP.

### Management changes
On April 21, 2022, Mr. Federico Basañes, was appointed General Manager of the Office of Outreach and Partnerships, effective May 1, 2022.

# Condensed Quarterly Financial Statements (Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

## CONDENSED BALANCE SHEET
*(Expressed in millions of United States dollars)*

| | March 31, 2022 | | December 31, 2021 | |
|---|---|---|---|---|
| | (Unaudited) | | (Unaudited) | |
| **ASSETS** | | | | |
| **Cash and investments** | | | | |
| Cash - Note J | $ 1,547 | | $ 1,490 | |
| Investments - Trading - Notes C, I and J | 36,865 | $ 38,412 | 38,552 | $ 40,042 |
| | | | | |
| **Developmental assets** | | | | |
| Loans outstanding - Notes D, F and J | 109,335 | | 108,886 | |
| Allowance for credit losses | (418) | | (433) | |
| Deferred loan origination fees and costs, net | 57 | 108,974 | 57 | 108,510 |
| | | | | |
| Debt securities - Note E | | | | |
| Measured at fair value | 103 | | 74 | |
| Measured at amortized cost | 594 | | 361 | |
| Allowance for credit losses | (23) | 674 | (16) | 419 |
| | | | | |
| Derivative assets, net - Notes H, I, J and K | | 91 | | 979 |
| | | | | |
| **Accrued interest and other charges** | | | | |
| On loans | 610 | | 509 | |
| On others | 3 | 613 | 3 | 512 |
| | | | | |
| Other assets | | 1,504 | | 1,290 |
| **Total assets** | | $ 150,268 | | $ 151,752 |
| **LIABILITIES AND EQUITY** | | | | |
| **Liabilities** | | | | |
| Borrowings - Notes G, H, I, J and K | | | | |
| Short-term | $ 1,366 | | $ 1,096 | |
| Medium- and long-term: | | | | |
| Measured at fair value | 82,222 | | 84,034 | |
| Measured at amortized cost | 26,178 | $ 109,766 | 28,961 | $ 114,091 |
| | | | | |
| Derivative liabilities, net - Notes H, I, J and K | | 1,856 | | 379 |
| | | | | |
| Payable for investment securities purchased | | 1,224 | | - |
| Liabilities under retirement benefit plans - Note O | | 895 | | 888 |
| Due to IDB Grant Facility - Note L | | 281 | | 126 |
| Accrued interest on borrowings at amortized cost | | 109 | | 154 |
| Undisbursed special programs | | 215 | | 225 |
| Other liabilities - Note D | | 686 | | 803 |
| **Total liabilities** | | 115,032 | | 116,666 |
| **Equity** | | | | |
| Capital stock - Note M | | | | |
| Subscribed (14,170,108 shares) | 170,940 | | 170,940 | |
| Less callable portion | (164,901) | | (164,901) | |
| Additional paid-in capital | 5,815 | | 5,815 | |
| | 11,854 | | 11,854 | |
| Receivable from members - Note N | (804) | | (803) | |
| Retained earnings | 24,178 | | 24,178 | |
| Accumulated other comprehensive income (loss) | 8 | 35,236 | (143) | 35,086 |
| **Total liabilities and equity** | | $ 150,268 | | $ 151,752 |

*The accompanying notes are an integral part of these condensed quarterly financial statements.*

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

## CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS
*(Expressed in millions of United States dollars)*

| | Three months ended March 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| | (Unaudited) | |
| **Income** | | |
| Loans, after swaps - Notes D and H | $ 551 | $ 537 |
| Investments - Notes C and H | | |
|  Interest | 39 | 32 |
|  Net gains (losses) | (71) | 6 |
| Other interest income - Notes H and K | 20 | - |
| Other | 15 | 13 |
|  Total income | 554 | 588 |
| **Expenses** | | |
| Borrowing expenses, after swaps - Note G, H and I | 182 | 164 |
| Provision (credit) for developmental assets credit | | |
|  losses - Note F | 7 | (68) |
| Administrative expenses | 211 | 214 |
| Special programs | 10 | 13 |
|  Total expenses | 410 | 323 |
| **Operating income** | 144 | 265 |
| Net fair value adjustments on non-trading portfolios and | | |
|  foreign currency transactions - Notes G, H and K | 172 | 536 |
| Other components of net pension benefit costs (credit) - Note O | 6 | (13) |
| Board of Governors approved transfers - Note L | (172) | (92) |
| **Net income** | 150 | 696 |
| **Retained earnings, beginning of period** | 24,178 | 23,243 |
| Distributions on behalf of shareholders - Note T | (150) | (150) |
| **Retained earnings, end of period** | $ 24,178 | $ 23,789 |

## CONDENSED STATEMENT OF COMPREHENSIVE INCOME
*(Expressed in millions of United States dollars)*

| | Three months ended March 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| | (Unaudited) | |
| **Net income** | $ 150 | $ 696 |
| **Other comprehensive income (loss)** | | |
|  Reclassification to income - amortization of net actuarial | | |
|   losses and prior service credit on retirement | | |
|   benefits plans - Note O | 18 | 34 |
|  Net fair value adjustments on borrowings attributable to | | |
|   changes in instrument-specific credit risk | 133 | (47) |
|  Total other comprehensive income (loss) | 151 | (13) |
| **Comprehensive income** | $ 301 | $ 683 |

*The accompanying notes are an integral part of these condensed quarterly financial statements.*

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

## CONDENSED STATEMENT OF CASH FLOWS
*(Expressed in millions of United States dollars)*

| | Three months ended March 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| **Cash flows from developmental and investing activities** | (Unaudited) | |
| Developmental activities: | | |
| Loan disbursements | $ (1,954) | $ (1,713) |
| Loan collections | 1,472 | 1,504 |
| Purchase of debt securities | (218) | - |
| Net cash used in developmental activities | (700) | (209) |
| Purchase of property, net | (7) | (7) |
| Miscellaneous assets and liabilities, net | 29 | (41) |
| Net cash used in developmental and investing activities | (678) | (257) |
| **Cash flows from financing activities** | | |
| Medium- and long-term borrowings: | | |
| Proceeds from issuance | 5,975 | 7,745 |
| Repayments | (7,354) | (4,121) |
| Short-term borrowings, net | 271 | 19 |
| Cash collateral returned | (181) | (353) |
| Distributions paid on behalf of shareholders | (149) | (149) |
| Net cash provided by (used in) financing activities | (1,438) | 3,141 |
| **Cash flows from operating activities** | | |
| Gross purchases of trading investments | (16,680) | (23,431) |
| Gross proceeds from sale or maturity of trading investments | 18,764 | 20,020 |
| Loan income collections, after swaps | 479 | 451 |
| Interest and other costs of borrowings, after swaps | (186) | (228) |
| Income from investments | (4) | 33 |
| Other interest income | 18 | (5) |
| Other income | 16 | 13 |
| Administrative expenses | (185) | (196) |
| Transfers to the IDB Grant Facility | (17) | (20) |
| Special programs | (20) | (19) |
| Net cash provided by (used in) operating activities | 2,185 | (3,382) |
| **Effect of exchange rate fluctuations on Cash** | (12) | (20) |
| **Net increase (decrease) in Cash** | 57 | (518) |
| **Cash, beginning of period** | 1,490 | 2,596 |
| **Cash, end of period** | $ 1,547 | $ 2,078 |

*The accompanying notes are an integral part of these condensed quarterly financial statements.*

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

## NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS

## NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO, inactive), and the IDB Grant Facility (GRF). Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2021 financial statements and notes therein included in the Bank's Information Statement dated February 25, 2022. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the first three months of the current year are not necessarily indicative of the results that may be expected for the full year.

## NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for credit losses on developmental assets, and the determination of the benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the net periodic benefit cost associated with these plans. Certain reclassifications of the prior year's information have been made to conform with the current year's presentation.

### Accounting developments
In March 2020, the FASB (Financial Accounting Standards Board) issued ASU (Accounting Standards Update) 2020-04, Reference Rate Reform (Topic 848). The ASU provides optional expedients and exceptions, for contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this ASU do not apply to contract modifications made or other transactions entered after December 31, 2022. In January 2021, the FASB issued amendments in ASU 2021-01 to the expedients and exceptions in Topic 848 to capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The Bank plans to adopt the available expedients and exceptions allowed through December 31, 2022.

In March 2022, the FASB issued ASU 2022-02, Financial Instruments – Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures. The ASU removes the separate accounting for troubled debt restructuring (TDRs) by creditors, updates the requirements related to accounting for credit losses under Topic 326, and adds enhanced disclosures for creditors with certain loan modifications. The ASU also requires additional disclosures to the vintage table to include current-period gross write-offs by year of origination. The ASU is effective for the Bank for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Bank is currently assessing the impact of the ASU on its financial statements.

# NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agency, supranational, bank and corporate entities, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

The Bank invests in obligations: (i) issued or unconditionally guaranteed by sovereign governments of the member country whose currency is being invested, or other sovereign obligations with a minimum credit quality equivalent to AA-; (ii) issued or unconditionally guaranteed by sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, with a minimum credit quality equivalent to AA-; and (iii) issued by supranational organizations with a credit quality equivalent to a AAA rating. In addition, the Bank invests in senior bank obligations with a minimum credit quality equivalent to A, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, if they carry equivalent short-term credit ratings.

Net unrealized gains (losses) on trading portfolio instruments held at  March 31, 2022 of $(63) million (2021 – $12 million) were included in Income from Investments-Net gains (losses).

A summary of the trading portfolio instruments at March 31, 2022 and December 31, 2021 is shown in Note I – Fair Value Measurements.

# NOTE D – DEVELOPMENTAL ASSETS – LOANS AND GUARANTEES

## Loans

The Flexible Financing Facility (FFF), effective January 1, 2012, is currently the only financial product platform for approval of all sovereign-guaranteed (SG) loans. With FFF loans, borrowers can tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to manage liquidity risks; (iii) manage loans under legacy financial products; and (iv) execute hedges with the Bank at a loan portfolio level. In addition, the Bank offers FFF loans with embedded options to assist borrowers to manage their risk exposures to commodity price volatility; and manage loan cash flows in the event of certain types of natural disasters.

The FFF loans have an interest rate primarily based on LIBOR or SOFR plus a funding margin, as well as the Bank's lending spread. Borrowers also have an option to convert to fixed-base cost rate (plus funding margin), local currencies, and other major currencies.

The Bank also offers highly concessional loans to borrowing members, their agencies, or political sub-divisions, that meet certain criteria. Concessional lending is provided by the blending of loans at regular sovereign guarantee spread and loans at concessional spreads, both funded from the Bank's resources.

In addition, the Bank makes non-sovereign guaranteed (NSG) loans based on market pricing terms: (i) in all economic sectors (subject to an exclusion list); and (ii) to any entity regardless of the degree of private or public sector ownership, as long as the entity does not benefit from a sovereign guarantee for repayments of its obligations and the ultimate beneficiary of the financing is a project in a borrowing member country (eligible entities).

Loans outstanding as of March 31, 2022 and December 31, 2021 were as follows (in milions):

| Developmental Assets | March 31, 2022 | | December 31, 2021 |
|---|---:|---|---:|
| Loans outstanding | $ 109,335 | $ | 108,886 |
|   Allowance for credit losses | (418) | | (433) |
|   Deferred loan origination fees and costs, net | 57 | | 57 |
| Total | $ 108,974 | $ | 108,510 |

### Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limit established for non-sovereign-guaranteed (NSG) loans operations, or with a member country sovereign counter-guarantee.

Under the NSG loans' Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides full credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time.

Guarantees are regarded as outstanding when the Bank issues the guarantee and the borrower incurs the underlying financial obligation. Guarantees are considered called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees.

Outstanding guarantees have remaining maturities ranging from 2 to 15 years, except for trade related guarantees that have maturities of up to 1 year. As of March 31, 2022 and December 31, 2021, guarantees of $717 million and $681 million, respectively, were outstanding and subject to call, and were classified as follows (in millions):

| | March 31, 2022 | | | | December 31, 2021 | | | |
|---|---:|---:|---:|---:|---:|---:|---:|---:|
| | NSG [1] | NSG TFFP[1] | SG[2] | Total | NSG [1] | NSG TFFP[1] | SG[2] | Total |
| a+ to a- | $ 24 | $ - | $ - | $ 24 | $ 25 | $ - | $ - | $ 25 |
| bbb+ to bbb- | - | - | 60 | 60 | - | - | 60 | 60 |
| bb+ to bb- | 32 | 124 | - | 156 | 30 | 104 | - | 134 |
| b+ to b- | 51 | 103 | 323 | 477 | 43 | 127 | 292 | 462 |
| Total | $ 107 | $ 227 | $ 383 | $ 717 | $ 98 | $ 231 | $ 352 | $ 681 |

(1) NSG and NSG TFFP guarantees' ratings are represented by the Bank's internal credit risk classification, which maps to Standard & Poor's (S&P)'s rating scale.
(2) SG guarantees' rating is assigned to each borrower country by S&P.

As of March 31, 2022, the current carrying amount of the liability for the guarantee obligations amounted to $35 million (December 31, 2021 - $31 million) and is reported under Other liabilities in the Condensed Balance Sheet.

### Multilateral Development Banks (MDBs) Exposure Exchange Agreement

The Bank reduced its sovereign-guaranteed loan portfolio concentration by entering into a Master Exposure Exchange Agreement (EEA) jointly with other MDBs and executing bilateral transactions under such framework. Conceptually, the EEA reduces portfolio concentration by simultaneously exchanging coverage for potential nonaccrual events (i.e., interest and principal non-payment) between MDBs for exposures from borrowing countries in which a MDB is concentrated, to countries in which a MDB has no, or low, exposure.

Under an EEA, there is no direct exchange of loan assets and all aspects of the client relationship remain with the originating MDB. However, one MDB assumes the credit risk on a specified EEA amount for a set of borrowing countries (the EEA seller of protection, or EEA Seller) in exchange for passing on the credit

risk in the same amount on a set of different borrowing countries to another MDB (the EEA buyer of protection, or EEA Buyer). If a nonaccrual event occurs for one of the countries that is part of the EEA transactions, the EEA Seller compensates the EEA Buyer at an agreed upon rate. The EEA allows for exchanges of a minimum of 10 years and a maximum of 30 years maturity, and each participating MDB is required to retain a minimum of 50% of the total exposure to each country that is part of the EEA. In the event of no nonaccrual events occurring during the life of the EEA, the EEA expires at the end of the agreed upon period in December 2030 or December 2035.

The Bank has entered into an EEA and executed bilateral EEA transactions (for $4,901 million in 2015 and $1,000 million in 2020) with certain other MDBs. In accordance with EEA, these transactions remain within 10% of the Bank's SG outstanding loan balance, and individual country exposures exchanged do not exceed the Bank's 10th largest SG exposure.

Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received). As of March 31, 2022 and December 31, 2021, the Bank is the EEA Buyer (receives a financial guarantee from other MDBs) and the EEA Seller (provides a financial guarantee to other MDBs) for the following countries and exposure amounts (in millions):

| EEA Seller | | | | |
| --- | --- | --- | --- | --- |
| | | | S&P Rating | |
| Country | Amount | | As of March 31, 2022 | As of December 31, 2021 |
| Angola | $ | 85 | B- | CCC+ |
| Armenia | | 118 | B+ | B+ |
| Bangladesh | | 251 | BB- | BB- |
| Bosnia & Herzegovina | | 99 | B | B |
| Egypt | | 720 | B | B |
| Georgia | | 97 | BB | BB |
| India | | 175 | BBB- | BBB- |
| Indonesia | | 535 | BBB | BBB |
| Jordan | | 144 | B+ | B+ |
| Macedonia | | 130 | BB- | BB- |
| Montenegro | | 116 | B | B |
| Morocco | | 990 | BB+ | BB+ |
| Nigeria | | 95 | B- | B- |
| Pakistan | | 647 | B- | B- |
| Serbia | | 195 | BB+ | BB+ |
| Tunisia | | 990 | B- | B- |
| Turkey | | 311 | B+ | B+ |
| Vietnam | | 203 | BB | BB |
| Total | $ | 5,901 | | |

| EEA Buyer | | | | |
| --- | --- | --- | --- | --- |
| | | | S&P Rating | |
| Country | Amount | | As of March 31, 2022 | As of December 31, 2021 |
| Argentina | $ | 750 | CCC+ | CCC+ |
| Bolivia | | 92 | B+ | B+ |
| Brazil | | 1,395 | BB- | BB- |
| Chile | | 66 | A | A |
| Colombia | | 497 | BB+ | BB+ |
| Costa Rica | | 43 | B | B |
| Dominican Republic | | 460 | BB- | BB- |
| Ecuador | | 1,066 | B- | B- |
| El Salvador | | 225 | B- | B- |
| Mexico | | 900 | BBB | BBB |
| Panama | | 207 | BBB | BBB |
| Trinidad and Tobago | | 200 | BBB- | BBB- |
| Total | $ | 5,901 | | |

The trigger event for requiring the EEA Seller to make interest payments to the EEA Buyer is defined as a payment delay of 180 days (i.e., a nonaccrual event) for one or more of the countries for which exposure is included in the EEA. The trigger event for requiring the EEA Seller to make principal payments to the EEA Buyer is defined as the time at which the EEA Buyer writes off part, or all, of the sovereign-guaranteed loans to a country covered under the EEA. Any principal payment made reduces the EEA amount and the coverage of the EEA for the country for which the write-off occurs.

Following the trigger event, the EEA Seller pays compensation to the EEA Buyer for part of the unpaid interest, based on the EEA amount for the country in nonaccrual at the interest rate set for the EEA transaction, currently set at USD six-month LIBOR plus 0.75%. Interest payments are to be made on a semi-annual basis and cannot exceed contractual payments related to the loans that are past due.

The EEA Seller relies on the EEA Buyer to recover outstanding amounts owed from the borrowing country in nonaccrual status. Recoveries of amounts received by the EEA Buyer are to be shared between Buyer and Seller on a pari-passu basis. By the end of the nonaccrual event, the EEA Seller receives back all amounts paid to the EEA Buyer if there have been no write-offs.

As of March 31, 2022 and December 31, 2021, there were no nonaccrual events under the guarantees given or received. The carrying amount under the guarantees given or received amounted to $438 million (December 31, 2021 - $450 million) and are recorded in Other liabilities and Other assets in the Condensed Balance Sheet.

## NOTE E – DEVELOPMENTAL ASSETS – DEBT SECURITIES

The Bank invests in debt securities to further its developmental objectives, mainly co-financing with the Inter-American Investment Corporation (IIC). In general, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. For debt securities where the Bank does not have the intent to hold the securities to maturity, the Bank elects the fair value option.

Debt securities classified as held to maturity were $571 million and $345 million as of March 31, 2022 and December 31, 2021, respectively. The net carrying amount was summarized below (in millions):

|  | | March 31, 2022 | | December 31, 2021 |
| --- | --- | --- | --- | --- |
| At amortized cost | $ | 594 | $ | 361 |
| Allowance for credit losses | | (23) | | (16) |
| Net carrying amount | $ | 571 | $ | 345 |

The net carrying amount, fair value, and maturity for the debt securities classified as held to maturity were presented as follows (in millions):

|  | | March 31, 2022 | | | |
| --- | --- | --- | --- | --- | --- |
| Segments | | Net carrying amount | | Fair value [1] | Maturity (in years) |
| Corporates | $ | 13 | $ | 14 | 1 year to 5 years |
| Financial Institutions | | 323 | | 353 | 1 year to 5 years |
|  | | 92 | | 99 | 6 years to 10 years |
|  | | 415 | | 452 | |
| Project Finance | | 143 | | 143 | 11 years to 15 years |
| Total | $ | 571 | $ | 609 | |

(1)    Includes $3 million of accrued interest and $12 million of unrecognized holding gains.

| Segments | December 31, 2021 | | |
| --- | --- | --- | --- |
| | Net carrying amount | Fair value [1] | Maturity (in years) |
| Corporates | $ 12 | $ 13 | 1 year to 5 years |
| Financial Institutions | 248 | 268 | 1 year to 5 years |
| | 85 | 93 | 6 years to 10 years |
| | 333 | 361 | |
| Total | $ 345 | $ 374 | |

(1)    Includes $3 million of accrued interest and $10 million of unrecognized holding gains.

The fair value and net carrying amount of the debt security in the Project Finance segment elected under the fair value option was $103 million and $105 million, respectively, as of March 31, 2022 (2021 – $74 million for fair value and net carrying amount), and matures after 11 years through 15 years.

## NOTE F – CREDIT RISK FROM DEVELOPMENTAL ASSETS AND RELATED OFF-BALANCE-SHEET EXPOSURES

The credit risk in the developmental assets portfolio is the risk that the Bank may not receive repayment of principal and/or interest on these assets according to the contractual terms. It is determined by the credit quality of, and exposure to, each borrower and directly related to the Bank's core business. The Bank has multiple measures in place to manage this credit risk, including an overall lending and investing limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank always holds sufficient equity given the quality and concentration of its portfolio), a policy for the treatment of non-performing instruments, and a policy for the maintenance of a credit loss allowance.

The Bank manages two principal sources of credit risk from its development financing activities: SG (loans and guarantees) and NSG instruments (loans, guarantees and debt securities). As of March 31, 2022 and December 31, 2021, approximately 95% of the outstanding developmental assets are sovereign-guaranteed. The Bank develops and maintains separate methodologies for the allowance for credit losses on SG and NSG exposures due to the distinct sources of credit risk.

For both the SG and NSG performing portfolio (i.e., developmental assets that are not in nonaccrual status), the allowance and liability for expected credit losses (for off-balance-sheet credit exposures) is mainly a function of the estimated exposure at default (EAD), probability of default (PD), and loss given default (LGD). To augment the quantitative process of estimating expected credit losses, qualitative adjustments are applied as necessary based on Management judgment. These qualitative adjustments may arise from information lags implicit in the quantitative loss estimation model, known model or data limitations, significant changes in portfolio composition or lending operations, and uncertainties associated with economic and business conditions.

The EAD of the Bank's developmental assets represents the unpaid principal or outstanding balance, which approximates the amortized cost of these assets as: (i) the Bank originates all its loans and debt securities at the face amount due at maturity without any premiums or discounts; (ii) the net loan origination fees and costs are not deemed material; and (iii) the foreign exchange adjustments on non-USD denominated assets are already reflected in the outstanding balance through the existing revaluation process at each reporting date.

The Bank does not expect recurring material prepayments in its SG portfolio, therefore, does not incorporate prepayment estimates in the EAD.

For the NSG portfolio, expected credit losses are estimated over the contractual term adjusted for expected prepayments based on historical data. The contractual term excludes expected extensions,

renewals, and modifications unless either of the following applies: (i) Management has a reasonable expectation at the reporting date that a troubled debt restructuring will be executed with an individual borrower; or (ii) the extension or renewal options are included in the original or modified contract at the reporting date and are solely at the option of the borrower and outside the control of the Bank.

For off-balance-sheet credit exposures, EAD is estimated based on projected disbursements for unfunded loan commitments considering historical experience and projected repayments in accordance with contractual amortization schedules.

The global crisis triggered by the COVID-19 pandemic has directly affected economies related to the Bank's developmental assets. Moreover, the Russian war on Ukraine is an additional source of concern both for its immediate social and humanitarian implications and its downstream effects on the social and economic development of IDB's borrowing member countries. Accordingly, the Bank will consider all available information when calculating the allowance for credit losses.

## CREDIT QUALITY BY PORTFOLIO

### Sovereign-guaranteed Loans

When the Bank lends to public sector borrowers, it requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank. Therefore, the Bank monitors and assesses its credit risk in the sovereign-guaranteed portfolio by sovereign borrower.

As a multilateral development financing institution, the Bank receives certain preferential treatments, including priority for repayment, as compared with commercial lenders in the event of a sovereign borrower experiencing financial stress. This preferred creditor status is reflected in the Bank's allowance for credit losses estimation through the PD and the LGD estimates.

PD represents the probability of default over the credit exposures' contractual period and is based on the long-term foreign currency credit rating assigned to each borrower country by Standard & Poor's (S&P), adjusted by the probabilities of default to the Bank. These adjustments are estimated considering past sovereign default events, current conditions and reasonable and supportable (R&S) forecasted economic data, which may affect a country's ability to service its obligations to the Bank. Macroeconomic factors considered in a three-year R&S forecast period of the estimate include the borrower's gross domestic product (GDP) growth, current account balance as a percentage of GDP, and changes in reserves. For periods beyond which the Bank can make R&S forecasts of expected credit losses, the Bank reverts to historical loss information on a straight-line basis over a two-year period.

In addition to the probability of default, the Bank also has a different loss experience compared with commercial lenders in a sovereign default event as evidenced in the level of loss from its historical nonaccrual events. All its past sovereign default events were resolved with the Bank receiving payments from the borrower covering the full amount of all contractual principal and interest. Therefore, any historical loss associated with these events is limited to interest on interest, as the Bank does not charge interest on overdue interest payments during the arrears period. The Bank maintains this expectation to collect in full all contractually due principal and interest amounts in any on-going and future potential sovereign defaults. As a result, LGD represents the estimated loss from the expected delay in debt service payments.

SG loans in nonaccrual status exhibit credit deterioration and do not share the risk characteristics with other performing loans in the portfolio. These loans are individually assessed at the borrower level. The allowance for these loans is calculated based on a discounted cash flow method. This method estimates the allowance for credit loss as the difference between the amortized cost of the loan and the present value of the cash flows expected to be collected, discounted at the loan's contractual effective interest rate. Expected cash flows are developed with assumptions that reflect Management's best estimates given the specific facts and circumstances of the individual nonaccrual event.

The credit quality of the SG loan portfolio for purposes of estimating the allowance for credit losses is based on the long-term foreign currency credit rating assigned to each borrower country by S&P. The credit quality of the SG loan portfolio by year of origination as of March 31, 2022 and December 31, 2021 was as follows (in millions):

| Country | Credit Rating | Year of origination[1] | | | | | | March 31, 2022 | December 31, 2021 |
|---|---|---|---|---|---|---|---|---|---|
| | | 2022 | 2021 | 2020 | 2019 | 2018 | Prior | | |
| Argentina | CCC+ | $ - | $ 246 | $ 1,450 | $ 581 | $ 1,683 | $ 9,939 | $ 13,899 | $ 14,015 |
| Bahamas | B+ | - | 151 | 231 | 84 | 22 | 218 | 706 | 707 |
| Barbados | B- | - | 113 | 210 | - | 89 | 227 | 639 | 639 |
| Belize | B- | - | 3 | 16 | 10 | 6 | 115 | 150 | 151 |
| Bolivia | B+ | - | - | 447 | 200 | 120 | 3,157 | 3,924 | 3,933 |
| Brazil | BB- | - | 18 | 1,944 | 263 | 322 | 12,942 | 15,489 | 15,535 |
| Chile | A | - | 600 | 353 | 100 | 20 | 928 | 2,001 | 1,957 |
| Colombia | BB+ | - | 1,089 | 1,259 | 912 | 782 | 7,070 | 11,112 | 11,146 |
| Costa Rica | B | - | 500 | 251 | 404 | 74 | 1,148 | 2,377 | 2,112 |
| Dominican Republic | BB- | - | 28 | 501 | 652 | 64 | 2,716 | 3,961 | 3,992 |
| Ecuador | B- | - | 1,000 | 665 | 971 | 565 | 3,785 | 6,986 | 7,036 |
| El Salvador | B- | - | 110 | 271 | 200 | 365 | 1,342 | 2,288 | 2,278 |
| Guatemala | BB- | - | - | 262 | - | 53 | 1,631 | 1,946 | 2,002 |
| Guyana | B- | - | 55 | 22 | 8 | 12 | 544 | 641 | 643 |
| Haiti | B- | - | - | - | - | - | - | - | - |
| Honduras | BB- | - | 119 | 247 | 147 | 332 | 2,004 | 2,849 | 2,740 |
| Jamaica | B+ | 100 | 75 | 102 | 4 | 224 | 1,237 | 1,742 | 1,670 |
| Mexico | BBB | - | 700 | 751 | 1,315 | 1,288 | 12,075 | 16,129 | 15,792 |
| Nicaragua | B- | - | - | 62 | - | - | 2,235 | 2,297 | 2,299 |
| Panama | BBB | - | 346 | 755 | 328 | 470 | 2,279 | 4,178 | 4,221 |
| Paraguay | BB | - | 9 | 272 | 303 | 356 | 1,503 | 2,443 | 2,436 |
| Peru | BBB | - | 1,000 | 58 | 176 | 212 | 1,259 | 2,705 | 2,663 |
| Suriname | SD | - | - | - | 1 | 3 | 461 | 465 | 468 |
| Trinidad and Tobago | BBB- | - | 14 | 104 | - | - | 621 | 739 | 751 |
| Uruguay | BBB | - | 129 | 342 | 130 | 264 | 2,147 | 3,012 | 3,023 |
| Venezuela[2] | SD | - | - | - | - | - | 2,011 | 2,011 | 2,011 |
| Total | | $ 100 | $ 6,305 | $ 10,575 | $ 6,789 | $ 7,326 | $ 73,594 | $ 104,689 | $ 104,220 |

(1) Amounts exclude accrued interest.
(2) The loans to Venezuela have been placed in nonaccrual status since May 2018.

The country credit ratings presented above are as of March 31, 2022.

## Non-sovereign-guaranteed Loans
The Bank does not benefit from sovereign guarantees when lending to NSG borrowers. Risk and expected performance for these loans are evaluated by scoring the individual risk factors separately for the borrower and the transaction through credit risk scorecards developed based on S&P models.

The Bank's NSG portfolio is comprised of three main lending segments for the evaluation of credit risk: (i) corporate loans, (ii) loans to financial institutions, and (iii) project finance loans.

The major credit risk factors considered in the rating scorecards for corporate loans are country and industry risks, business and market risks, an assessment of the borrower's management, and a qualitative and quantitative assessment of financial risks. Extraordinary support from shareholders or from the government may be considered if applicable.

The major credit risk evaluation for loans to financial institutions considers country-related risks, which act as an anchor for the risk assessment as a whole. These risks include regulatory, competition, government support and macro-economic factors. Additionally, the rating scorecard assesses institution-specific factors such as capital adequacy, quality of management, earnings, market position, and potential government or shareholder support. The sovereign rating may also act as a ceiling of the final borrower

rating at certain rating levels, in view of the close link between the country's creditworthiness and that of the country's financial institutions.

The major factors considered in the scorecards at the borrower level of a project finance loan are mainly grouped into the following categories: political risks, commercial or project risks, and financial risks. Political risks can be defined as the risks to a project's financing emanating from governmental sources, either from a legal or regulatory perspective. Commercial or project risks are the operational risks associated with construction or completion of a project and its economic or financial viability. Financial risks consider the project's exposures to cash flow generation, interest rate, foreign currency volatility and inflation.

For the NSG portfolio, the expected credit losses methodology takes into consideration current market conditions, macroeconomic forecasts, and their corresponding impact to the allowance on credit losses in the term structure PDs and LGDs. To determine the Point in Time (PIT) term structure of PDs, the Bank uses Moody's Impairment Studio models to convert borrower risk ratings to PIT PDs that vary by industry, country, and the state of the credit cycle. For LGD, the Bank employs a decision-tree scorecard model developed by S&P to capture exposure specific information such as seniority, collateral, industry, guarantees and jurisdiction at the facility-level that may not be shared across different exposures of the same borrower. The macroeconomic forecasts in the model include various scenarios, where each scenario represents a different state of the economy in the R&S period of three years. For each scenario, a lifetime loss rate for each loan is calculated by the appropriate PD and LGD for every quarter for the remaining life of the asset. The results are then multiplied against the EAD. If multiple scenarios are considered, then results are weighted. After the R&S period, the model reverts to historical PDs for similarly rated credits and long-term LGDs from S&P on a straight-line basis over a two-year period.

For developmental assets that do not share common risk characteristics with the rest of the portfolio, including assets in nonaccrual status, the determination of the allowance for credit losses is individually assessed and reflects Management's best judgment of the creditworthiness of the borrower and is established based upon the periodic review of the loans. This estimate considers all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the asset's contractual effective rate, the fair value of collateral less disposal costs, and other market data.

Partial or full write-offs of NSG developmental assets are recorded when a loss has been realized through either a legal agreement or final bankruptcy settlement, or when the Bank has determined with a reasonable degree of certainty that the relevant amount will not be collected by reducing the developmental asset balance and related allowance for credit losses. Such reductions in the allowance are partially offset by recoveries, if any, associated with previously written off developmental assets.

The credit quality of the NSG loan portfolio by year of origination, including loans to other development institutions, as represented by the internal credit risk classification as of March 31, 2022 and December 31, 2021, was as follows (in millions):

| Internal Credit Risk Classification[1] | Year of origination[2] | | | | | | Revolving loans | Revolving loans converted to term loans | March 31, 2022 | December 31, 2021 |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2022 | 2021 | 2020 | 2019 | 2018 | Prior | | | | |
| Corporates | | | | | | | | | | |
| aa+ to aa- | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - |
| a+ to a- | - | - | - | - | - | 280 | - | - | 280 | 280 |
| bbb+ to bbb- | - | - | - | - | - | 32 | - | - | 32 | 42 |
| bb+ to bb- | - | 60 | 466 | 11 | 27 | 25 | - | 16 | 605 | 567 |
| b+ to b- | - | - | 62 | 92 | 47 | 57 | - | - | 258 | 259 |
| ccc+ to d | - | - | - | - | 21 | 189 | - | - | 210 | 215 |
| Subtotal | - | 60 | 528 | 103 | 95 | 583 | - | 16 | 1,385 | 1,363 |
| Financial Institutions | | | | | | | | | | |
| aa+ to aa- | - | - | 6 | - | - | 198 | - | - | 204 | 187 |
| a+ to a- | - | - | - | - | - | 100 | - | - | 100 | 100 |
| bbb+ to bbb- | - | 30 | - | 6 | - | - | - | - | 36 | 40 |
| bb+ to bb- | 105 | 381 | 13 | 183 | 119 | 125 | - | 1 | 927 | 874 |
| b+ to b- | 61 | 142 | 31 | 40 | 23 | 41 | - | - | 338 | 362 |
| ccc+ to d | - | - | 23 | 22 | 12 | 4 | - | 49 | 110 | 86 |
| Subtotal | 166 | 553 | 73 | 251 | 154 | 468 | - | 50 | 1,715 | 1,649 |
| Project Finance | | | | | | | | | | |
| aa+ to aa- | - | - | - | - | - | - | - | - | - | - |
| a+ to a- | - | - | - | - | - | - | - | - | - | - |
| bbb+ to bbb- | - | - | - | - | - | 81 | - | - | 81 | 21 |
| bb+ to bb- | - | 14 | 9 | 216 | 30 | 173 | - | - | 442 | 483 |
| b+ to b- | - | 46 | 182 | 31 | 303 | 209 | - | - | 771 | 750 |
| ccc+ to d | - | - | - | - | 67 | 185 | - | - | 252 | 400 |
| Subtotal | - | 60 | 191 | 247 | 400 | 648 | - | - | 1,546 | 1,654 |
| Total | $ 166 | $ 673 | $ 792 | $ 601 | $ 649 | $ 1,699 | $ - | $ 66 | $ 4,646 | $ 4,666 |

(1)   NSG portfolio ratings are represented by the Bank's internal credit risk classification which maps to S&P's rating scale on a one to one basis, and is aligned with the likelihood of loss represented by the corresponding S&P ratings.
(2)   Amounts exclude accrued interest.

### Debt Securities

The Bank monitors the credit quality of its investment in debt securities from corporates, financial institutions and project finance institutions, utilizing the same methodology as it does for its NSG loans. Expected credit losses for debt securities are also estimated as a function of the EAD, PD and LGD using the internal credit risk classification system.

The credit quality of the developmental held to maturity debt securities reported at amortized cost by year of origination, as represented by the internal credit risk classification as of March 31, 2022 and December 31, 2021, was as follows (in millions):

| Internal Credit Risk Classification [1] | Year of origination[2] | | | | | March 31, 2022 | December 31, 2021 |
|---|---|---|---|---|---|---|---|
| | 2022 | 2021 | 2020 | 2019 | 2018 | | |
| Corporates | | | | | | | |
| aa+ to aa- | $ - | $ - | $ - | $ - | $ - | $ - | $ - |
| a+ to a- | - | - | - | - | - | - | - |
| bbb+ to bbb- | - | - | - | - | - | - | - |
| bb+ to bb- | - | 13 | - | - | - | 13 | 12 |
| b+ to b- | - | - | - | - | - | - | - |
| ccc+ to d | - | - | - | - | - | - | - |
| Subtotal | - | 13 | - | - | - | 13 | 12 |
| Financial Institutions | | | | | | | |
| aa+ to aa- | - | - | - | - | - | - | - |
| a+ to a- | - | - | - | - | - | - | - |
| bbb+ to bbb- | - | - | - | - | - | - | - |
| bb+ to bb- | - | 20 | 260 | 87 | - | 367 | 314 |
| b+ to b- | - | 33 | 4 | 23 | - | 60 | 26 |
| ccc+ to d | - | - | - | - | 9 | 9 | 9 |
| Subtotal | - | 53 | 264 | 110 | 9 | 436 | 349 |
| Project Finance | | | | | | | |
| aa+ to aa- | - | - | - | - | - | - | - |
| a+ to a- | - | - | - | - | - | - | - |
| bbb+ to bbb- | - | - | - | - | - | - | - |
| bb+ to bb- | 145 | - | - | - | - | 145 | - |
| b+ to b- | - | - | - | - | - | - | - |
| ccc+ to d | - | - | - | - | - | - | - |
| Subtotal | 145 | - | - | - | - | 145 | - |
| Total | $ 145 | $ 66 | $ 264 | $ 110 | $ 9 | $ 594 | $ 361 |

(1)  The ratings are represented by the Bank's internal credit risk classification which maps to S&P's rating scale on a one to one basis, and is aligned with the likelihood of loss represented by the corresponding S&P ratings.
(2) Amounts exclude accrued interest.

The internal credit risk classifications for NSG loan portfolio and debt securities are as of March 31, 2022.

## PAST DUE, NONACCRUAL AND INDIVIDUALLY ASSESSED LOANS

Interest on loans is recognized following the accrual basis. The Bank considers a loan to be past due when the scheduled principal or interest payments have not been received on the date they are contractually due. It is the policy of the Bank to place on nonaccrual status all loans made to, or guaranteed by, a member of the Bank if principal, interest or other charges with respect to any such loans are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. On the date a member's loans are placed on nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent and in the period that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member's loans emerge from nonaccrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

For NSG loans, it is the general policy of the Bank to place on nonaccrual status loans made to a borrower when principal, interest or other charges are past due by more than 90 days, or earlier when Management has doubts about their future collectability. Income is recorded thereafter on a cash basis until loan service is current and Management's doubts about future collectability cease to exist. If the collectability risk is considered to be particularly high at the time of arrears clearance, the borrower's loans may not emerge from nonaccrual status.

### Sovereign-guaranteed Loans
As of March 31, 2022, sovereign-guaranteed loans made to or guaranteed by Venezuela have been in arrears for over 180 days, for an aggregate principal amount of $712 million. The entire outstanding loan

balance made to or guaranteed by Venezuela of $2,011 million (unchanged since 2018) has been placed in nonaccrual status since May 2018. An individual assessment was performed to estimate expected credit losses for this exposure. As a result, an allowance for individually assessed loans of $78 million as of March 31, 2022 ($77 million as of December 31, 2021), is included in the allowance for credit losses. This represents the estimated loss from the expected delay in debt service payments as the Bank does not charge interest on delayed interest payments. The Bank expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay, when the balances in arrears are restored to accrual basis.

The assessment and estimation of expected credit losses is inherently judgmental and reflects Management's best estimate based upon the information currently available. Since the situation in Venezuela continues to evolve, Management will monitor its credit exposure periodically and reassess significant assumptions accordingly. A summary of financial information related to nonaccrual loans to Venezuela affecting the results of operations for the three months ended March 31, 2022 and 2021 was as follows (in millions):

| | Three months ended March 31, | | | |
| --- | --- | --- | --- | --- |
| | 2022 | | 2021 | |
| Loans in nonaccrual status as of the beginning of the period | $ | 2,011 | $ | 2,011 |
| Loans in nonaccrual status as of the end of the period | | 2,011 | | 2,011 |
| Interest income recognized on cash basis for loans in nonaccrual status | | - | | - |
| Loans past due for more than 90 days not in nonaccrual status [1] | | - | | - |

(1) The Bank's policy is to place sovereign-guaranteed loans in nonaccrual status if principal, interest or other charges with respect to any such loan are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future.

There were no other sovereign-guaranteed loans over 180 days or more past due or in nonaccrual status as of March 31, 2022 and 2021.

The aging analysis of loans in the SG portfolio as of March 31, 2022 was as follows (in millions):

| | Not greater than 90 days | | 91 - 180 days | | Greater than 180 days | | Total past due | | Current | | Total |
|---|---:|---|---:|---|---:|---|---:|---|---:|---|---:|
| Argentina | $ | - | $ | - | $ | - | $ | - | $ | 13,899 | $ | 13,899 |
| Bahamas | | - | | - | | - | | - | | 706 | | 706 |
| Barbados | | - | | - | | - | | - | | 639 | | 639 |
| Belize | | - | | - | | - | | - | | 150 | | 150 |
| Bolivia | | - | | - | | - | | - | | 3,924 | | 3,924 |
| Brazil | | - | | - | | - | | - | | 15,489 | | 15,489 |
| Chile | | - | | - | | - | | - | | 2,001 | | 2,001 |
| Colombia | | - | | - | | - | | - | | 11,112 | | 11,112 |
| Costa Rica | | - | | - | | - | | - | | 2,377 | | 2,377 |
| Dominican Republic | | - | | - | | - | | - | | 3,961 | | 3,961 |
| Ecuador | | - | | - | | - | | - | | 6,986 | | 6,986 |
| El Salvador | | - | | - | | - | | - | | 2,288 | | 2,288 |
| Guatemala | | - | | - | | - | | - | | 1,946 | | 1,946 |
| Guyana | | - | | - | | - | | - | | 641 | | 641 |
| Haiti | | - | | - | | - | | - | | - | | - |
| Honduras | | - | | - | | - | | - | | 2,849 | | 2,849 |
| Jamaica | | - | | - | | - | | - | | 1,742 | | 1,742 |
| Mexico | | - | | - | | - | | - | | 16,129 | | 16,129 |
| Nicaragua | | - | | - | | - | | - | | 2,297 | | 2,297 |
| Panama | | - | | - | | - | | - | | 4,178 | | 4,178 |
| Paraguay | | - | | - | | - | | - | | 2,443 | | 2,443 |
| Peru | | - | | - | | - | | - | | 2,705 | | 2,705 |
| Suriname | | - | | - | | - | | - | | 465 | | 465 |
| Trinidad and Tobago | | - | | - | | - | | - | | 739 | | 739 |
| Uruguay | | - | | - | | - | | - | | 3,012 | | 3,012 |
| Venezuela | | 4 | | 83 | | 712 | | 799 | | 1,212 | | 2,011 |
| Total | $ | 4 | $ | 83 | $ | 712 | $ | 799 | $ | 103,890 | $ | 104,689 |

## Non-sovereign-guaranteed Loans

As of March 31, 2022, NSG loans 90 or more days past due amounted to $88 million ($84 million at December 31, 2021). NSG loans with outstanding balances of $216 million as of March 31, 2022 were in nonaccrual status ($339 million at December 31, 2021), including $34 million whose maturity was accelerated (December 31, 2021 - $32 million). These loans were individually assessed to estimate expected credit losses and have a total allowance for credit losses of $134 million (December 31, 2021 - $160 million).

In February 2022, the Bank sold for $104 million an individually assessed non-sovereign-guaranteed loan amounting to $90 million, net of reserves.

The aging analysis of loans in the NSG portfolio as of March 31, 2022 was as follows (in millions):

| | Not greater than 30 days | | 31 - 60 days | | 61 - 90 days | | Greater than 90 days | | Total past due | | Current | | Total |
|---|---:|---|---:|---|---:|---|---:|---|---:|---|---:|---|---:|
| Corporates | $ | - | $ | - | $ | - | $ | 7 | $ | 7 | $ | 1,378 | $ | 1,385 |
| Financial Institutions | | - | | - | | - | | 72 | | 72 | | 1,643 | | 1,715 |
| Project Finance | | - | | - | | - | | 9 | | 9 | | 1,537 | | 1,546 |
| Total | $ | - | $ | - | $ | - | $ | 88 | $ | 88 | $ | 4,558 | $ | 4,646 |

A summary of financial information related to NSG loans in nonaccrual status affecting the results of operations for the three months ended March 31, 2022 and 2021 was as follows (in millions):

| | Three months ended March 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| **Loans in nonaccrual status as of the beginning of the period** | | |
| Corporates | $ 7 | $ 25 |
| Financial Institutions | 69 | 51 |
| Project Finance | 263 | 452 |
| Total | $ 339 | $ 528 |
| **Loans in nonaccrual status as of the end of the period** | | |
| Corporates | $ 7 | $ 7 |
| Financial Institutions | 95 | 50 |
| Project Finance | 114 | 446 |
| Total | $ 216 | $ 503 |
| **Interest income recognized on cash basis for loans in nonaccrual status** | | |
| Corporates | $ - | $ - |
| Financial Institutions | - | - |
| Project Finance | - | 2 |
| Total | $ - | $ 2 |
| **Loans past due for more than 90 days not in nonaccrual status** | | |
| Corporates | $ - | $ - |
| Financial Institutions | - | - |
| Project Finance | - | - |
| Total | $ - | $ - |

## Debt securities

Consistent with its policy for NSG loans, it is the general policy of the Bank to place debt securities in nonaccrual status when interest or other charges are past due by more than 90 days, or earlier when Management has doubts about their future collectability. Income for nonaccrual debt securities is recorded thereafter on a cash basis until loan service or debt security is current and Management's doubts about future collectability cease to exist.

There were no debt securities past due or in nonaccrual status as of March 31, 2022 and 2021.

## ALLOWANCE FOR DEVELOPMENTAL ASSETS CREDIT LOSSES

### Sovereign-guaranteed Loans and Guarantees

Expected credit losses are estimated for SG loans upon the initial recognition of such assets and over the assets' contractual life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions. Expected credit losses are evaluated at the aggregated borrower level as the Bank considers loans to the same sovereign borrower share common risk characteristics. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months. It is the policy of the Bank to place on nonaccrual status all loans to a member government if service under any loan to, or guaranteed by, the member government, made from any fund owned or certain funds administered by the Bank, is overdue more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential credit loss as the timing of the cash flows may not be met in accordance with the terms of the loan contract. Loans in nonaccrual status are evaluated on an individual basis at the aggregated borrower level given these loans do not share the same risk characteristics as the Bank's performing SG loans.

The changes in the allowance for expected credit losses related to the SG loan and guarantee portfolio for the periods ended March 31, 2022, and December 31, 2021 were as follows (in millions):

| Collective allowance for loans outstanding | | 2022 | | 2021 |
|---|---|---|---|---|
| Balance, beginning of year | $ | 10 | $ | 8 |
| Provision for expected credit losses | | 1 | | 2 |
| Write-offs | | - | | - |
| Recoveries | | - | | - |
| Balance, end of year | $ | 11 | $ | 10 |

| Collective allowance for loan commitments and guarantees | | 2022 | | 2021 |
|---|---|---|---|---|
| Balance, beginning of year | $ | 3 | $ | 1 |
| Provision for expected credit losses | | - | | 2 |
| Write-offs | | - | | - |
| Recoveries | | - | | - |
| Balance, end of year | $ | 3 | $ | 3 |

| Individually assessed loans | | 2022 | | 2021 |
|---|---|---|---|---|
| Balance, beginning of year | $ | 77 | $ | 53 |
| Provision for expected credit losses | | 1 | | 24 |
| Write-offs | | - | | - |
| Recoveries | | - | | - |
| Balance, end of year | $ | 78 | $ | 77 |

Summary of accrued interest receivable on SG loans outstanding and accrued interest receivables reversed in the SG portfolio was as follows (in millions):

| SG loans | | March 31, 2022 | | December 31, 2021 |
|---|---|---|---|---|
| Accrued interest receivable on SG loans outstanding[1] as of | $ | 528 | $ | 466 |
| Accrued interest receivable reversed, for the periods ended | | - | | - |

(1)   There was no allowance for expected credit losses recognized on the accrued interest receivables for performing SG loans in any of the reporting periods.

## Non-sovereign-guaranteed Loans and Guarantees

For NSG loans and guarantees, a collective loss allowance is determined based on the Bank's credit risk classification system that maps transactions on a one-to-one basis to the S&P foreign currency credit rating with a point in time term structure. The expected credit loss calculation also incorporates forward looking conditioning, which takes into consideration current market conditions, macroeconomic forecasts, and their corresponding impact on the likelihood of default and the severity of loss given a default. The macroeconomic forecasts in the expected credit losses model include various scenarios, where each scenario represents a different state of the economy in the reasonable and supportable period. For each scenario, a lifetime loss rate for each instrument is calculated using the appropriate PD and LGD for the remaining life of the instrument every quarter. The Bank individually assesses allowance on NSG loans that do not share common risk characteristics with the rest of the portfolio, including loans in nonaccrual status.

The changes in the allowance for expected credit losses related to NSG loan and guarantee portfolio for the periods ended March 31, 2022, and December 31, 2021 were as follows (in millions):

| Collective allowance for loans outstanding | | 2022 | | 2021 |
|---|---|---|---|---|
| Balance, beginning of year | $ | 186 | $ | 245 |
| Provision (credit) for expected credit losses | | 9 | | (59) |
| Write-offs | | - | | - |
| Recoveries | | - | | - |
| Balance, end of year | $ | 195 | $ | 186 |

| Collective allowance for loan commitments and guarantees | | 2022 | | 2021 |
|---|---|---|---|---|
| Balance, beginning of year | $ | 35 | $ | 62 |
| Credit for expected credit losses | | (6) | | (27) |
| Write-offs | | - | | - |
| Recoveries | | - | | - |
| Balance, end of year | $ | 29 | $ | 35 |

| Individually assessed loans | | 2022 | | 2021 |
|---|---|---|---|---|
| Balance, beginning of year | $ | 160 | $ | 180 |
| Credit for expected credit losses | | (5) | | (19) |
| Write-offs | | (21) | | (1) |
| Recoveries | | - | | - |
| Balance, end of year | $ | 134 | $ | 160 |

Summary of accrued interest receivable on NSG loans outstanding and accrued interest receivables reversed in the NSG portfolio was as follows (in millions):

| NSG loans | | March 31, 2022 | | December 31, 2021 |
|---|---|---|---|---|
| Accrued interest receivable on NSG loans outstanding [1] as of | $ | 52 | $ | 16 |
| Accrued interest receivable reversed [2] for the periods ended | | - | | - |

[1] There was no allowance for expected credit losses recognized on the accrued interest receivables in any of the reporting periods.

[2] Of the total interest income reversed, none was written-off as uncollectible in any of the reporting periods.

## Debt securities

The changes in the total allowance for expected credit losses related to the debt security portfolio for the periods ended March 31, 2022 and December 31, 2021 were as follows (in millions):

| | | 2022 | | 2021 |
|---|---|---|---|---|
| Balance, beginning of year | $ | 16 | $ | 18 |
| Provision (credit) for expected credit losses | | 7 | | (2) |
| Write-offs | | - | | - |
| Recoveries | | - | | - |
| Balance, end of year | $ | 23 | $ | 16 |

Accrued interest receivable on debt securities outstanding amounted to $3 million as of March 31, 2022 and December 31, 2021. No accrued interest receivable was reversed or written-off in any of the reporting periods.

## Troubled debt restructurings

The Bank does not renegotiate or reschedule its sovereign-guaranteed loans outside of the options allowed under the FFF. A modification of an NSG loan or debt security is considered a troubled debt restructuring when the borrower or issuer is experiencing financial difficulty and the Bank has granted a concession to the borrower or issuer. A loan or debt security restructured under a troubled debt restructuring is individually assessed to estimate the allowance for expected credit losses.

The Bank does not have any commitments to lend additional funds to debtors whose terms have been modified in a troubled debt restructuring.

During the first three months of 2022 and 2021, there were no troubled debt restructurings of NSG loans, and there were no significant payment defaults on loans previously modified in a trouble debt restructuring.

## NOTE G – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt, to reduce the income volatility resulting from the accounting asymmetry of marking to market borrowing swaps through income while recognizing remaining borrowings at amortized cost. From time to time, the Bank may elect the fair value option for Developmental assets - debt securities, which the Bank does not intend to hold to maturity. Individual borrowings and debt securities are elected for fair value reporting on an instrument-by-instrument basis and the election is made upon their initial recognition, and may not be revoked once an election is made. Income volatility results from the changes in fair value of the Bank's lending swaps, which are not offset by corresponding changes in the fair value of developmental assets, as the majority of the Bank's developmental assets are recorded at amortized cost. In order to mitigate income volatility, the Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, developmental assets and derivatives) in determining its fair value option elections.

The changes in fair value for borrowings and developmental assets elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three months ended March 31, 2022 and 2021, as follows (in millions):

| Condensed Statement of Income and Retained Earnings location: | Three months ended March 31, | | | |
|---|---|---|---|---|
| | 2022 | | 2021 | |
| Borrowing expenses, after swaps | $ | (347) | $ | (395) |
| Other interest income | | 1 | | - |
| Net fair value adjustments on non-trading portfolios and foreign currency transactions | | 2,935 | | 1,868 |
| Total changes in fair value included in Net income | $ | 2,589 | $ | 1,473 |

Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk are reported in the Statement of Comprehensive Income (Loss). These adjustments are determined by comparing each borrowing's fair value adjustments with and without consideration to changes in the Bank's credit spread as of each reporting date. The amount of the change of fair value that is attributable to changes in instrument-specific credit risk, during the three months ended March 31, 2022 and cumulatively, amounted to a gain of $133 million and a loss of $251 million, respectively (2021 – loss of $47 million and $271 million, respectively).

The changes in fair value of borrowings attributable to changes in instrument-specific credit risk reclassified from Other comprehensive income (loss) to Net fair value adjustments on non-trading portfolios and foreign currency transactions, in the Condensed Statement of Income and Retained Earnings, amounted to a loss of $0.4 million for the period ended March 31, 2022 (2021 – loss of $3 million).

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of March 31, 2022 and December 31, 2021, was as follows (in millions):

| | March 31, 2022 | | December 31, 2021 | |
|---|---|---|---|---|
| Fair value | $ | 82,222 [1] | $ | 84,034 [1] |
| Unpaid principal outstanding | | 84,308 | | 82,830 |
| Fair value over unpaid principal outstanding | $ | (2,086) | $ | 1,204 |

[1]  Includes accrued interest of $332 million at March 31, 2022 (December 31, 2021 - $478 million).

For Developmental assets - debt securities elected under the fair value option, the difference between the fair value amount and the unpaid principal outstanding measured at fair value as of March 31, 2022 and December 31, 2021, was as follows (in millions):

| | March 31, 2022 | | December 31, 2021 | |
|---|---|---|---|---|
| Fair value | $ | 103 [1] | $ | 74 [1] |
| Unpaid principal outstanding | | 105 | | 74 |
| Fair value over unpaid principal outstanding | $ | (2) | $ | - |

(1)    There was no accrued interest at March 31, 2022 and December 31, 2021.

## NOTE H – DERIVATIVES

### Risk management strategy and use of derivatives

The Bank's financial risk management strategy consists primarily of designing, implementing, updating, and monitoring the Bank's interrelated set of financial policies and guidelines, and utilizing appropriate financial instruments and organizational structures to fulfill its development mandates. The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework. The objective of asset and liability management is to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of assets and liabilities in accordance with the prescribed risk parameters. The Bank employs derivatives to manage its asset and liability exposures by aligning the characteristics of its debt with the assets it is funding and the duration of its equity within a defined policy band. In addition, the Bank's policy for asset/liability management, among others, provides rules for the active management of equity duration and for limiting the amounts of debt redemptions within any 12-month period. In 2021, a new model for managing equity duration was approved, by which swaps will be used more proactively and systematically to modify the profile of the loan book funded by equity to achieve a consistent rate exposure profile over time with an aim to reduce net interest income volatility.

The derivative instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans. Investment swaps are executed to hedge specific underlying investment and produce the appropriate vehicles to invest existing cash. The Bank also utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

In addition, the Bank supports its borrowers' ability to manage exposures to commodity price volatility by offering derivative instruments, such as commodity options embedded in FFF loan agreements. The Bank simultaneously purchases an option with the same terms from a market counterparty to offset the risk exposure.

### Accounting for derivatives

Derivatives are recognized on the Condensed Balance Sheet at their fair value by netting derivative asset and liability positions and the related cash collateral received by counterparty, when a legally enforceable master netting agreement exists, including the related accrued interest. Depending on the nature (receivable or payable) of their net fair value, derivatives are classified as either assets or liabilities, and are presented net by counterparty. No derivatives are designated as hedging instruments for accounting purposes.

The Bank occasionally issues debt securities that contain embedded derivatives. The hybrid borrowing instruments are carried at fair value under the elected Fair Value Option. Certain Flexible Financing Facility loans may also contain risk management options that are embedded in the loan contract. When certain

derivative instruments are not deemed clearly and closely related to the host contract, such as the commodity options embedded in loans, they are bifurcated from the host contract, recorded at fair value as derivative assets or liabilities.

The Bank refers to the periodic cash payment or cash receipt to/from the counterparty pursuant to the provisions of the swap contract as the "interest component". The interest component for swaps related to the economic hedging of the Bank's investment securities is presented in Income from Investments-Interest in the Condensed Statement of Income and Retained Earnings. The change in fair value of the investment securities and related derivatives are presented in Income from Investments-Net gains (losses). The interest component for lending-related swaps is included in Income from loans.  The interest component for borrowing and equity duration swaps are recorded in Borrowing expenses and Other interest income, respectively. Changes in the fair value of lending, borrowing and equity duration derivatives, as well as for the commodity options, are reported in Net fair value adjustments on non-trading portfolios and foreign currency transactions. Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans, after swaps, Borrowing expenses, after swaps, Other interest income, respectively, upon termination of a swap or option.

### Financial statements presentation
The Bank's derivative instruments as of March 31, 2022 and December 31, 2021, their related gains and losses and their impact on cash flows for the three months ended March 31, 2022 and 2021, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Cash Flows, as follows (in millions):

## Condensed Balance Sheet

| Derivatives not Designated as Hedging Instruments | Balance Sheet Location | Assets | | | |
|---|---|---|---|---|---|
| | | 2022 | | 2021 | |
| Gross amount | | | | | |
| Currency swaps | Derivative assets, net | $ | 1,986 | $ | 2,232 |
| Interest swaps | Derivative assets, net | | 1,541 | | 1,754 |
| Options | Derivative assets, net | | 143 | | 89 |
| Futures | Derivative assets, net | | 1 | | - |
| Net Amounts Offset in the Balance Sheet | | | | | |
| Financial Instruments | | | (3,303) | | (2,639) |
| Cash collateral received | | | (277) | | (457) |
| Net derivatives amounts presented in the Balance Sheet | | | 91 | | 979 |
| Securities collateral received | | | (137) | | (763) |
| Net derivative exposure | | $ | (46) | $ | 216 |

| Derivatives not Designated as Hedging Instruments | Balance Sheet Location | Liabilities | | | |
|---|---|---|---|---|---|
| | | 2022 | | 2021 | |
| Gross amount | | | | | |
| Currency swaps | Derivative liabilities, net | $ | (2,256) | $ | (1,722) |
| Interest swaps | Derivative liabilities, net | | (2,760) | | (1,207) |
| Options | Derivative liabilities, net | | (143) | | (89) |
| Net Amounts Offset in the Balance Sheet | | | | | |
| Financial Instruments | | | 3,303 | | 2,639 |
| Cash collateral pledged | | | - | | - |
| Net derivatives amounts presented in the Balance Sheet | | | (1,856) | | (379) |
| Securities collateral pledged | | | - | | - |
| Net derivative exposure [1] | | $ | (1,856) | $ | (379) |

(1)  Represents the aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position.

## Condensed Statement of Income and Retained Earnings

| Derivatives not Designated as Hedging Instruments | Location of Gain or (Loss) from Derivatives | Three months ended March 31, | |
|---|---|---|---|
| | | 2022 | 2021 |
| **Currency swaps** | | | |
| Investments - Trading | Income from Investments: | | |
| | Interest | $ **(14)** | $ (11) |
| | Net gains (losses) | **61** | 30 |
| | Net fair value adjustments on non-trading portfolios and foreign currency transactions | **257** | 346 |
| Loans | Income from loans, after swaps | **(32)** | (12) |
| | Net fair value adjustments on non-trading portfolios and foreign currency transactions | **124** | 727 |
| Borrowings | Borrowing expenses, after swaps | **96** | 133 |
| | Net fair value adjustments on non-trading portfolios and foreign currency transactions | **(917)** | (650) |
| **Interest rate swaps** | | | |
| Investments - Trading | Income from Investments: | | |
| | Interest | **(43)** | (62) |
| | Net gains (losses) | **355** | 98 |
| Loans | Income from loans, after swaps | **(31)** | (47) |
| | Net fair value adjustments on non-trading portfolios and foreign currency transactions | **422** | 446 |
| Borrowings | Borrowing expenses, after swaps | **200** | 230 |
| | Net fair value adjustments on non-trading portfolios and foreign currency transactions | **(2,377)** | (1,243) |
| Other | Other interest income (losses) | **10** | (4) |
| | Net fair value adjustments on non-trading portfolios and foreign currency transactions | **(62)** | 183 |
| **Futures** | | | |
| Investments - Trading | Income from Investments: | | |
| | Net gains (losses) | **7** | 2 |
| | | $ **(1,944)** | $ 166 |

## Condensed Statement of Cash Flows

| Derivatives not Designated as Hedging Instruments | Location of inflows (outflows) from Derivatives | Three months ended March 31, | |
|---|---|---|---|
| | | 2022 | 2021 |
| Loans | Cash flows from lending and investing activities: | | |
| | Miscellaneous assets and liabilities, net | $ (16) | $ 9 |
| | Cash flows from operating activities: | | |
| | Loan income collections, after swaps | (75) | 58 |
| Borrowings | Cash flows from financing activities: | | |
| | Medium- and long-term borrowings | | |
| | Proceeds from issuance | (1) | 17 |
| | Repayments | 29 | (149) |
| | Cash flows from operating activities: | | |
| | Interest and other cost of borrowings, after swaps | 487 | (509) |
| Investments - Trading | Cash flows from operating activities: | | |
| | Gross purchase of trading investments | (19) | (101) |
| | Gross proceeds from sale or maturity of trading investments | 218 | 180 |
| | Income from investments | 29 | 130 |
| Other | Cash flows from operating activities: | | |
| | Other interest income | 18 | (5) |
| | | $ 670 | $ (370) |

The following tables provide information on the contract value/notional amounts of derivative instruments as of March 31, 2022 and December 31, 2021 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Futures and options are shown at the notional amounts of the underlying contracts.

| | March 31, 2022 | | |
|---|---|---|---|
| | Currency and interest rate swaps | | Futures & Options |
| Derivative type/Rate type | Receivable | Payable | Underlying contract |
| Currency and interest rate swaps | | | |
| Fixed | $ 105,517 | $ 50,977 | $ - |
| Adjustable | 69,808 | 124,151 | - |
| Futures | - | - | - |
| Options [1] | - | - | 365 |

(1)   Represents 3,378,000 barrels of crude oil measured at spot price.

| | December 31, 2021 | | |
|---|---|---|---|
| | Currency swaps | | Futures & Options |
| Derivative type/Rate type | Receivable | Payable | Underlying contract |
| Currency and interest rate swaps | | | |
| Fixed | $ 95,674 | $ 50,560 | $ - |
| Adjustable | 72,268 | 117,170 | - |
| Futures | - | - | (29) |
| Options [1] | - | - | 293 |

(1)   Represents 3,765,000 barrels of crude oil measured at spot price.

The Bank enters into swaps and other over-the-counter derivatives, as well as repos, directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (the ISDA Agreements).

**Close-out netting provisions**

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. Any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them.  This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreements.

**Terms of collateral agreements**

Currently, the Bank is not required to post collateral under its ISDA Agreements. Should the Bank's credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $1,342 million at March 31, 2022 ($48 million at December 31, 2021).

The performance of the obligations of the Bank's counterparties may be supported by collateral provided under a credit support annex (CSA). The CSA provides for credit support to collateralize the Bank's mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. In certain cases, the Bank may use, invest, commingle, or re-hypothecate as its own property such collateral subject to only the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party, (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank, and (iii) the right to liquidate any collateral held by the Bank.

The Bank classifies the cash collateral received under Cash flows from financing activities in the Condensed Statement of Cash Flows as this collateral primarily relates to borrowing swaps.

## NOTE I – FAIR VALUE MEASUREMENTS

The GAAP framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 -      Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 -      Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 -      Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and certain other sovereign governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, obligations of sub-sovereigns and supranationals, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, related financial derivative instruments (primarily currency and interest rate swaps) and

options. These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a market approach that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price.

Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

A small number of investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use available observable market inputs.

Medium- and long-term borrowings elected under the fair value option, all currency and interest rate swaps and a debt security related to developmental investments under the fair value option are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary, depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investments are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of March 31, 2022 and December 31, 2021, by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As of March 31, 2022 and December 31, 2021, the investment portfolio includes $5 million of securities classified as Level 3. Except for fair value adjustments, there was no activity associated with Level 3 financial assets and financial liabilities for the three months ended March 31, 2022 or 2021. Also, there were no transfers between levels during the first three months of 2022 or 2021, for securities held at the end of those reporting periods.

## Financial assets:

| Assets | Fair Value Measurements March 31, 2022 [1] | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Investments - Trading: | | | | |
| Obligations of the United States Government and its corporations and agencies | $ 1,220 | $ 1,220 | $ - | $ - |
| U.S. Government-sponsored enterprises | 251 | - | 251 | - |
| Obligations of non-U.S. governments | 7,418 | 1,487 | 5,931 | - |
| Obligations of non-U.S. agencies | 13,627 | - | 13,627 | - |
| Obligations of non-U.S. sub-sovereigns | 2,668 | - | 2,668 | - |
| Obligations of supranationals | 2,027 | - | 2,027 | - |
| Bank obligations[2] | 8,826 | - | 8,826 | - |
| Corporate securities | 818 | - | 818 | - |
| Mortgage-backed securities | 2 | - | 2 | - |
| Asset-backed securities | 8 | - | 3 | 5 |
| Total Investments - Trading | 36,865 | 2,707 | 34,153 | 5 |
| Currency and interest rate swaps [3] | 224 | - | 224 | - |
| Futures | 1 | 1 | - | - |
| Options | 143 | - | 143 | - |
| Developmental assets - debt securities | 103 | - | 103 | - |
| Total | $ 37,336 | $ 2,708 | $ 34,623 | $ 5 |

(1) Represents the fair value of the referred assets, including their accrued interest of $94 million for trading investments and $93 million for currency and interest rate swaps.
(2) May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.
(3) Excludes $277 million of cash collateral received that was netted in Derivative assets, net in the Condensed Balance Sheet.

| Assets | Fair Value Measurements December 31, 2021 [1] | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Investments - Trading: | | | | |
| Obligations of the United States Government and its corporations and agencies | $ 2,055 | $ 2,055 | $ - | $ - |
| U.S. Government-sponsored enterprises | 240 | - | 240 | - |
| Obligations of non-U.S. governments | 8,483 | 1,394 | 7,089 | - |
| Obligations of non-U.S. agencies | 12,624 | - | 12,624 | - |
| Obligations of non-U.S. sub-sovereigns | 3,490 | - | 3,490 | - |
| Obligations of supranationals | 1,973 | - | 1,973 | - |
| Bank obligations[2] | 8,975 | - | 8,975 | - |
| Corporate securities | 702 | - | 702 | - |
| Mortgage-backed securities | 2 | - | 2 | - |
| Asset-backed securities | 8 | - | 3 | 5 |
| Total Investments - Trading | 38,552 | 3,449 | 35,098 | 5 |
| Currency and interest rate swaps [3] | 1,347 | - | 1,347 | - |
| Options | 89 | - | 89 | - |
| Developmental assets - debt securities | 74 | - | 74 | - |
| Total | $ 40,062 | $ 3,449 | $ 36,608 | $ 5 |

(1) Represents the fair value of the referred assets, including their accrued interest of $126 million for trading investments and $256 million for currency and interest rate swaps.
(2) May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.
(3) Excludes $457 million of cash collateral received that was netted in Derivative assets, net in the Condensed Balance Sheet.

**Financial liabilities:**

| Liabilities | Fair Value Measurements March 31, 2022 [1] | | Level 1 | | Level 2 | | Level 3 | |
|---|---|---|---|---|---|---|---|---|
| Borrowings measured at fair value | $ | 82,222 | $ | - | $ | 82,222 | $ | - |
| Currency and interest rate swaps | | 1,713 | | - | | 1,713 | | - |
| Options | | 143 | | - | | 143 | | - |
| Total | $ | 84,078 | $ | - | $ | 84,078 | $ | - |

(1)   Represents the fair value of the referred liabilities, including their accrued interest of $332 million for borrowings and $45 million for currency and interest rate swaps.

| Liabilities | Fair Value Measurements December 31, 2021 [1] | | Level 1 | | Level 2 | | Level 3 | |
|---|---|---|---|---|---|---|---|---|
| Borrowings measured at fair value | $ | 84,034 | $ | - | $ | 84,034 | $ | - |
| Currency and interest rate swaps | | 290 | | - | | 290 | | - |
| Options | | 89 | | - | | 89 | | - |
| Total | $ | 84,413 | $ | - | $ | 84,413 | $ | - |

(1)   Represents the fair value of the referred liabilities, including their accrued interest of $478 million for borrowings and $22 million for currency and interest rate swaps.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note J – Fair Value of Financial Instruments.

## NOTE J – FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments, as also discussed in Note I – Fair Value Measurements:

### Cash
The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

### Investments
Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flow models.

### Loans and guarantees
The fair value of the Bank's loan portfolio is estimated using a discounted cash flow method.

### Debt securities
The fair values of debt securities are estimated using a discounted cash flow method.

### Swaps
Fair values for interest rate and currency swaps are based on discounted cash flow or pricing models.

### Borrowings
The fair values of borrowings are based on discounted cash flow or pricing models.

The following table presents the fair value of the financial instruments, along with the respective carrying amounts, as of March 31, 2022 and December 31, 2021 (in millions):

| | March 31, 2022 [1] | | December 31, 2021 [1] | |
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| --- | --- | --- | --- | --- |
| Cash | $    1,547 | $    1,547 | $    1,490 | $    1,490 |
| Investments - Trading [2] | 36,865 | 36,865 | 38,552 | 38,552 |
| Developmental Assets | | | | |
| Loans outstanding, net [3][5] | 109,584 | 109,306 | 109,019 | 111,363 |
| Debt securities | | | | |
| Measured at fair value | 105 | 103 | 74 | 74 |
| Measured at amortized cost, net [5] | 571 | 609 | 345 | 374 |
| Derivative assets, net | 91 | 91 | 979 | 979 |
| Other assets [4][5] | 473 | 390 | 481 | 398 |
| Borrowings | | | | |
| Short-term | 1,366 | 1,366 | 1,096 | 1,096 |
| Medium- and long-term: | | | | |
| Measured at fair value | 82,222 | 82,222 | 84,034 | 84,034 |
| Measured at amortized cost [5] | 26,287 | 26,585 | 29,115 | 30,212 |
| Derivative liabilities, net | 1,856 | 1,856 | 379 | 379 |
| Other liabilities [4][5] | 473 | 390 | 481 | 398 |

(1)  Includes accrued interest.
(2)  Includes money market securities that were valued based on the nominal value, which approximates fair value.
(3)  Includes Accrued interest and other charges.
(4)  Amounts are related to EEA guarantees given and the non-contingent liability for the obligation under the SG and NSG guarantees.
(5)  Fair value of Loans, Debt securities, EEA guarantees given, and the non-contingent liability for the obligation under the SG and NSG guarantees are classified within Level 3 of the fair value hierarchy. Fair value of Borrowings at amortized cost is classified within Level 2 of the fair value hierarchy.

## NOTE K – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transactions gains and losses for the three months ended on March 31, 2022 and 2021, comprise the following (in millions):

| | Three months ended March 31, | | |
| --- | --- | --- | --- |
| | 2022 | | 2021 |
| Fair value adjustment – gains (losses) [1] | | | |
| Borrowings | $ 2,935 | $ | 1,868 |
| Derivatives | | | |
| Borrowing swaps | (3,294) | | (1,893) |
| Lending swaps | 546 | | 1,173 |
| Equity duration swaps | (62) | | 183 |
| Developmental assets - debt securities | (2) | | - |
| Currency transaction gains (losses) on borrowings | | | |
| and loans at amortized cost, and other | 49 | | (795) |
| Total | $ 172 | $ | 536 |

(1)    Amounts include foreign currency transaction gains and losses, as detailed below.

Net fair value adjustments gains of $172 million (2021 - $536 million) mostly relate to changes in the fair value of borrowing and lending swaps due to the increase in USD interest rates. Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments maturity approach and their fair values converge with their costs.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank seeks to minimize exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining substantially all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings. The impact of foreign exchange fluctuations, included in the table above, for the three months ended on March 31, 2022 and 2021, comprise the following (in millions):

| | Three months ended March 31, | | |
| --- | --- | --- | --- |
| | 2022 | | 2021 |
| Currency transaction gains (losses): | | | |
| Borrowings, at fair value | $ (38) | $ | 97 |
| Derivatives, at fair value: | | | |
| Borrowing swaps | (79) | | (13) |
| Lending swaps | 62 | | 710 |
| | (55) | | 794 |
| | | | |
| Currency transaction gains (losses) related to: | | | |
| Borrowings, at amortized cost | (48) | | 25 |
| Loans | 18 | | (773) |
| Other | 79 | | (47) |
| | 49 | | (795) |
| Total | $ (6) | $ | (1) |

## NOTE L – BOARD OF GOVERNORS APPROVED INCOME TRANSFERS

The IDB Grant Facility (GRF) is currently funded by income transfers from the Bank's Ordinary Capital to make grants appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects.

Ordinary Capital income transfers to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In March 2022, the Board of Governors approved income transfers from the Bank to the GRF amounting to $172 million (2021 - $92 million).

Income transfers are recognized as an expense when approved by the Board of Governors and are currently funded in accordance with the GRF funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

## NOTE M – CAPITAL STOCK

There were no changes in subscribed capital during the three months ended March 31, 2022 and the year ended December 31, 2021.

## NOTE N – RECEIVABLE FROM MEMBERS

Receivable from members includes non-negotiable, non-interest-bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member's contribution quotas, non-negotiable, non-interest-bearing term notes received in payment of Maintenance of Value (MOV) obligations, and other MOV obligations. The payment of contribution quotas is conditional on the member budgetary and, in some cases, legislative processes.

The composition of the net receivable from members as of March 31, 2022 and December 31, 2021, was as follows (in millions):

|  | March 31, 2022 | | December 31, 2021 | |
|---|---|---|---|---|
| Regional developing members | $ | 704 | $ | 703 |
| Canada | | 41 | | 43 |
| Non-regional members, net | | 59 | | 57 |
| Total | $ | 804 | $ | 803 |

The amounts are represented in the Condensed Balance Sheet as follows (in millions):

|  | March 31, 2022 | | December 31, 2021 | |
|---|---|---|---|---|
| Receivable from members | $ | 804 | $ | 803 |
| Amounts payable to maintain value of currency holdings | | - | | - |
| Total | $ | 804 | $ | 803 |

## NOTE O – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has three defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank and the IIC: the Staff Retirement Plan and the Complementary Staff Retirement Plan for international employees of the Bank and IIC, and the Local Retirement Plan for national employees in the country offices. The Bank also provides health care and certain other benefits to retirees under the Postretirement Benefits Plan (PRBP).

## Contributions

All contributions are made in cash during the fourth quarter of the year. As of March 31, 2022, the estimate of contributions expected to be paid to the Plans and the PRBP for the year 2022 is $58 million and $32 million, respectively, the same amounts disclosed in the December 31, 2021 financial statements. Contributions for 2021 were $56 million and $32 million, respectively.

## Periodic benefit cost

The following tables summarize the benefit costs associated with the Plans and the PRBP for the three months ended March 31, 2022 and 2021 (in millions):

| | Pension Benefits | | | |
| | Three months ended | | | |
| | March 31, | | | |
| | 2022 | | 2021 | |
|---|---|---|---|---|
| Service cost [1] | $ | 41 | $ | 42 |
| Interest cost | | 43 | | 36 |
| Expected return on plan assets [2] | | (59) | | (52) |
| Amortization of: | | | | |
| Net actuarial losses | | 18 | | 24 |
| Net periodic benefit cost | $ | 43 | $ | 50 |

(1)   Included in Administrative expenses.
(2)   The expected return of plan assets is 5.00% in 2022 and 4.75% in 2021.

| | Postretirement Benefits | | | |
| | Three months ended | | | |
| | March 31, | | | |
| | 2022 | | 2021 | |
|---|---|---|---|---|
| Service cost [1] | $ | 12 | $ | 12 |
| Interest cost | | 18 | | 17 |
| Expected return on plan assets [2] | | (26) | | (22) |
| Amortization of: | | | | |
| Prior service credit | | (3) | | (3) |
| Net actuarial losses | | 3 | | 13 |
| Net periodic benefit cost | $ | 4 | $ | 17 |

(1)   Included in Administrative expenses.
(2)   The expected return of plan assets is 5.00% in 2022 and 4.75% in 2021.

## NOTE P – VARIABLE INTEREST ENTITIES

The Bank has identified loans and guarantees to Variable Interest Entities (VIEs) in which it is not the primary beneficiary, but in which it is deemed to hold significant variable interest at March 31, 2022. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) special purpose vehicles or investment funds, where the sponsor, the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $144 million at March 31, 2022 and $149 million at December 31, 2021. The Bank's total loans outstanding

to these VIEs was $12 million ($14 million at December 31, 2021). No guarantees were outstanding to these VIEs at March 31, 2022 and December 31, 2021. There were no undisbursed amounts related to such loans and guarantees ($4 million at December 31, 2021), which combined with outstanding amounts results in a total maximum Bank exposure of $12 million at March 31, 2022 ($18 million at December 31, 2021).

The Bank is considered the primary beneficiary of certain entities and has made loans amounting to approximately $51 million at March 31, 2022 and December 31, 2021. The Bank's involvement with these VIEs is limited to such loans, which are reflected as such in the Bank's financial statements. Based on the most recent available data, the size of these VIEs measured by total assets amounted to approximately $51 million at March 31, 2022 and December 31, 2021, which is considered immaterial, thus not consolidated with the Bank's financial statements.

## NOTE Q – RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES

A reconciliation of Net income to Net cash used in operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

|  | Three months ended March 31, | | | |
|  | 2022 | | 2021 | |
| --- | --- | --- | --- | --- |
| Net income | $ | 150 | $ | 696 |
| Difference between amounts accrued and amounts paid or collected for: | | | | |
| Loan income | | (72) | | (86) |
| Income from investments | | (35) | | 7 |
| Other interest income | | (2) | | (5) |
| Other income | | 1 | | - |
| Interest and other costs of borrowings, after swaps | | (4) | | (64) |
| Administrative expenses, including depreciation | | 26 | | 18 |
| Special programs | | (10) | | (6) |
| Transfers to the IDB Grant Facility | | 155 | | 72 |
| Net fair value adjustments on non-trading portfolios and foreign currency transactions | | (172) | | (536) |
| Net (increase) decrease in trading investments | | 2,084 | | (3,411) |
| Net unrealized (gains) losses on trading investments | | 63 | | (12) |
| Other components of net pension benefit costs | | (6) | | 13 |
| Provision (credit) for developmental assets credit losses | | 7 | | (68) |
| Net cash provided by (used in) operating activities | $ | 2,185 | $ | (3,382) |
| | | | | |
| **Supplemental disclosure of noncash activities** | | | | |
| Increase (decrease) resulting from exchange rate fluctuations: | | | | |
| Trading investments | $ | 44 | $ | - |
| Loans outstanding | | 78 | | (59) |
| Debt securities | | 46 | | (27) |
| Borrowings | | 164 | | (108) |
| Receivable from members, net | | 1 | | 1 |

## NOTE R – SEGMENT REPORTING AND CONCENTRATIONS

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or

services provided, the preparation process, or the method for providing the services among individual countries.

For the three months ended March 31, 2022 and 2021, loans made to or guaranteed by four countries individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

| | Three months ended March 31, | |
| | 2022 | 2021 |
|---|---|---|
| Argentina | $ 82 | $ 85 |
| Brazil | 73 | 60 |
| Colombia | 79 | 76 |
| Mexico | 81 | 82 |

# NOTE S – CONTINGENCIES

In the normal course of its business, the Bank is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on its financial position, results of operations or cash flows.

The ongoing COVID-19 pandemic has disrupted economic markets and created significant volatility. The operational and financial performance of the companies in which the Bank finances depends on future developments, including the length and severity of the pandemic. Moreover, the Russian war on Ukraine is an additional source of concern on the social and economic development of IDB's borrowing member countries.  Such uncertainties may impact the fair value of the Bank's investments and the credit worthiness of the Bank's loan borrowers. The Bank has capital buffers in place to absorb additional stress and credit rating downgrades.

# NOTE T – RELATED PARTY TRANSACTIONS

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to the Inter-American Investment Corporation (IIC) became effective. During the seven-year period ending on December 31, 2022, NSG activities are and continue to be originated by the IIC and co-financed by the Bank and the IIC. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective shares of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes, services, and monitors the Bank's NSG loans portfolio.

As part of such reorganization, the IIC's capitalization plan includes additional capital to be contributed by the IIC shareholders as well as capital contributions to be funded through income distributions by IDB on behalf of its shareholders. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval, which shall take into account the continued maintenance of the Bank's Triple-A long-term foreign currency credit rating, the Capital Adequacy Policy (CAP), the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In March 2022 and December 31, 2021, the Board of Governors approved a $150 million distribution each year, to the shareholders of the Bank for a concurrent capital contribution to the IIC on their behalf. This transfer is in lieu of a distribution to the shareholders of both entities and therefore is recognized as a dividend in the Condensed Statement of Income and Retained Earnings.

Also, pursuant to such reorganization, the Bank and the IIC entered into one-year, renewable service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution and monitoring services provided to the Bank. The total fees for the services provided by the Bank to the IIC,

and those provided by the IIC to the Bank are $4 million and $16 million, respectively, for the three month period ended March 31, 2022 (2021 - $3 million and $19 million, respectively).

The Bank also charges fees for the administration of the Multilateral Investment Fund III (MIF), funds held in trust and managed on behalf of donors, such as member countries, other international organizations, and other entities, for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds are mainly used to co-finance the Bank's lending projects, to provide grants, and to fund technical assistance activities, including project preparation and training. These fees are reported as Other income and are recognized ratably over time as services are provided, or upfront when contributions from donors are received. The total fees for the services provided by the Bank for the funds held in trust and managed on behalf of donors and for the administration of the MIF are $0.3 million and $1 million, respectively, for the three month period ended March 31, 2022 (2021 - $2 million and $1 million, respectively).

The Bank received deposits from central banks and official institutions in the Bank's member countries totaling $15 million as of March 31, 2022 (December 31, 2021 - none) with maturities of up to 30 days.

During 2020, the Bank entered into a 10-year guarantee and cooperation agreement (Agreement) with Sweden, a member country of the Bank, under which Sweden will guarantee up to $100 million of lending exposure to the Federal Government of Brazil. This Agreement allows the Bank to increase lending support by up to $300 million for new projects in Bolivia, Colombia, and Guatemala. During the term of the guarantee, if any sovereign-guaranteed loans by the Federal Government of Brazil were classified in nonaccrual status (i.e., payment arrears for more than 180 days), Sweden will compensate the Bank for up to $100 million of the loan outstanding principal in nonaccrual status. At the end of the nonaccrual event, the Bank will reimburse Sweden for any principal that is recovered with respect to the nonaccrual event.  As of March 31, 2022, the eligible exposure under this guarantee was $83 million ($66 million as of December 31, 2021), and there were no nonaccrual events associated with loans made to or guaranteed by Brazil.

Other significant transactions with IIC, GRF and Pension Plans are disclosed in the note to which they relate.

## NOTE U – SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 11, 2022, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of March 31, 2022.